Exhibit 2.1
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
dated as of
January 22, 2007
among
FRUIT OF THE LOOM, INC.,
FL ACQUISITION CORP.,
LEE BELL, INC.,
T.I. VENTURE GROUP, INC.
and
V.F. CORPORATION
relating to the purchase and sale
of
the Companies specified herein

TABLE OF EXHIBITS AND SECTIONS
OF SELLER DISCLOSURE SCHEDULE

Exhibit A	Outline of Terms of Transition Services Agreement
Exhibit B	Outline of Terms for VF Outlet, Inc. Relationship
Exhibit C	Outline of Terms of Employee Secondment Agreement

Section 1.01(a)	Active Business Employees
Section 1.01(b)	Balance Sheet as of 9/30/2006
Section 1.01(c)	Disclosed Litigation Matters
Section 1.01(d)	Knowledge Definition
Section 2.01(b)	Allocation
Section 3.04	Non Contravention
Section 3.05(a)	Capitalization/Ownership of Shares
Section 3.07(a)	Subsidiaries
Section 3.07(b)	Obligations Relating to Subsidiary Securities
Section 3.08	Financial Statements
Section 3.09(b)(iv)	Capital Contribution
Section 3.09(b)(vii)	Employment-related Agreements with Directors, Officers and Employees
Section 3.09(b)(viii)	Capital Expenditures Budget
Section 3.10(b)	Disclosed Material Liabilities
Section 3.12(a)(i)	Lease Agreements
Section 3.12(a)(v)	Partnerships
Section 3.12(a)(vii)	Agreements Relating to Indebtedness
Section 3.12(a)(viii)	Other Material Agreements That Limit Freedom of Business
Section 3.12(a)(ix)	Agreements with Directors and Officers
Section 3.12(a)(x)	Other Material Agreements
Section 3.16(a)	Material Registrations and Applications for Registration Included in the Owned Intellectual Property Rights
Section 3.16(b)	Certain Material Agreements Relating to Intellectual Property

v

Section 3.17(a)	Insurance Coverage
Section 3.19	Employees
Section 3.20(a)	Employee Plans
Section 3.21	Environmental Matters
Section 5.01	Conduct of Company
Section 5.01(g)	Employee Compensation; Retention Bonuses
Section 5.05	Transfer of Certain Excluded Assets
Section 6.03	Insurance Claims
Section 6.04	Guaranties
Section 7.04(a)(i)	Excluded Marks
Section 8.02	Tax Representations
Section 9.02(c)	Severance for Redundant Employees

STOCK PURCHASE AGREEMENT
     AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”) dated as of January 22, 2007, among Fruit of the Loom, Inc., a Delaware corporation (“Parent”), FL Acquisition Corp., a Delaware corporation (“Buyer”), Lee Bell, Inc., a Delaware corporation (“Lee Bell”), T.I. Venture Group, Inc., a Delaware corporation (“T.I. Venture”) and V.F. Corporation, a Pennsylvania corporation (“VF Parent” and together with Lee Bell and T.I. Venture, the “Sellers” and each, a “Seller”).
WITNESSETH:
     WHEREAS, the Sellers own all of the Company Securities; and
     WHEREAS, the Sellers desire to sell the Company Shares (as defined below) to Buyer, and Buyer desires to purchase the Company Shares from the Sellers, upon the terms and subject to the conditions set forth below.
     ACCORDINGLY, the parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions. (a) As used in this Agreement, the following terms have the following meanings:
     “Accounting Policies” means the accounting policies, principles, practices and methodologies used in the preparation of the Balance Sheet. The Accounting Policies conform with GAAP in all respects.
     “Active Business Employee” means any Active U.S. Business Employee or Active International Business Employee.
     “Active International Business Employee” means (i) any individual who is, as of the Closing Date, an employee of any Company or any Subsidiary and is employed outside the United States and (ii) any individual identified on Section 1.01(a) of the Seller Disclosure Schedule who is, as of the Closing Date, an employee of the Sellers or any of their Affiliates and is employed outside the United States.
     “Active U.S. Business Employee” means (i) any individual who is, as of the Closing Date, an employee of any Company or any Subsidiary and is employed within the United States and (ii) any individual identified on Section 1.01(a) of the Seller Disclosure Schedule who is, as of the Closing Date,

an employee of the Sellers or any of their Affiliates and is employed within the United States.
     “Advances” means all receivables outstanding and owed by VF France Investments SNC to Lee Bell under the Advance Agreement dated February 3, 1992 between those parties, as amended on November 8, 1993 and on January 13, 1997.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that (i) none of the Companies or Subsidiaries shall be considered an Affiliate of any of the Sellers or their Affiliates (other than the Companies and the Subsidiaries) and (ii) none of the Sellers or their Affiliates (other than the Companies and the Subsidiaries) shall be considered an Affiliate of any Company or Subsidiary. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
     “Antitrust Laws” means the HSR Act, the EC Merger Regulations and other similar Applicable Laws restricting, prohibiting or relating to anti-monopoly, anti-competition and other similar matters.
     “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
     “Balance Sheet” means the unaudited combined balance sheet of the Companies and the Subsidiaries as of September 30, 2006 and attached as part of Section 1.01(b) of the Seller Disclosure Schedule.
     “Balance Sheet Date” means September 30, 2006.
     “Base Working Capital” means $190,891,000.
     “Business” means the development, manufacturing, marketing, licensing, advertising and sales of women’s undergarments and intimate apparel by the Companies and their Subsidiaries.

     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
     “Business Employee” means any current or former employee of any Company or any Subsidiary.
     “Buyer Material Adverse Effect” means a material adverse effect on (a) the business, assets, condition (financial or otherwise) or operations of Buyer and its subsidiaries, taken as whole, except any such effect resulting from or arising in connection with (i) changes, circumstances or conditions generally affecting the industry in which Buyer and its subsidiaries participate which do not materially disproportionately affect such parties, (ii) changes generally affecting United States or global economic conditions, financial or credit markets, (iii) changes resulting from a change in Applicable Law or GAAP, (iv) changes resulting from any act of war or terrorism (or any escalation thereof) or (v) changes, facts, circumstances or conditions resulting from the announcement or existence of this Agreement or any transaction contemplated hereby, or (b) the ability of such parties to consummate on a timely basis the transactions contemplated hereby.
     “Closing Date” means the date of the Closing.
     “Closing Working Capital” means, as of the close of business on the date immediately preceding the Closing Date and all as determined in accordance with the Accounting Policies, the excess of combined current assets over combined current liabilities of the Companies and the Subsidiaries on that date, provided that such calculation (A) shall exclude (i) any intercompany accounts and any balances owed between any Company or any Subsidiary, on the one hand, and any Seller or any of its Affiliates, on the other hand, (ii) any Income Tax assets and liabilities (including deferred assets and liabilities), (iii) any effect of any transfer of the Excluded Leases, the Excluded Marks and the Excluded Shares and (iv) any gain or loss relating to or resulting from any hedging agreement, (B) shall only include, with respect to each of B.L. Intimate Apparel Canada Inc. and VF-Diltex S. de R.L. de C.V., the portion of such combined current assets over combined current liabilities that is proportionate to the Companies’ and the Subsidiaries’ ownership share in such company and (C) shall include an additional $2,250,000 in current assets.
     “Commercially Reasonable Manner” means a reasonable and cost-effective method available under the circumstances determined (x) from the perspective of a reasonable business person (acting without regard to the availability of indemnification under this Agreement) to meet the requirements of any applicable Environmental Law or to meet the demands of any applicable Governmental Authority or as required by any judicial or administrative resolution, order or settlement agreement of a Third Party Claim, it being understood that such Commercially Reasonable Manner may include, where appropriate, the use of engineering or institutional controls and a deed or other restriction, so long as such control or restriction would be acceptable to a reasonable business person (acting without regard to the availability of indemnification under this Agreement), does not materially limit the use of the relevant property for industrial or commercial activities and so long as such control or restriction is acceptable to the Governmental Authority with primary jurisdiction over the matter.
     “Companies” means VFG Dessous Vertriebs GmbH, a German company, VF France Investments, SNC, a French company, and Vanity Fair Ventures, Inc., a Delaware corporation (each, a “Company”).
     “Company Shares” means all of the outstanding shares of capital stock of the Companies set forth next to the names of the Companies on Section 3.05(a) of the Seller Disclosure Schedule.
     “Disclosed Litigation Matters” means the items described on Section 1.01(c) of the Seller Disclosure Schedule.
     “Employee Plan” means the agreements, plans, arrangements or policies as to which the Companies or the Subsidiaries will have any actual or contingent duty, obligation or liability following the Closing, as specified on Section 3.20(a) of the Seller Disclosure Schedule, consisting (in each case, to the extent the Companies or Subsidiaries will have any such post-Closing duty, obligation, or liability thereunder) of: (1) each “employee benefit plan”, as defined in Section 3(3) of ERISA covering any Business Employee or any dependent of any Business Employee; (2) each employment, severance or similar agreement, plan, arrangement or policy covering any Business Employee; and (3) each other plan or arrangement providing for compensation, bonuses, profit-sharing, or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case covering any Business Employee or any dependent of any Business Employee.
     “Environmental Investigation” means any investigation or sampling of the soil, surface water or groundwater or any disclosure, report or communication to any Governmental Authority or third party that relates to any actual or potential contamination of the soil, surface water or groundwater at, on, under or within any real property.
     “Environmental Laws” means any Applicable Law that has as its principal purpose the protection of the environment or the regulation of hazardous or toxic substances or wastes.

     “ERISA” means the Employee Retirement Income Security Act of 1974.
     “ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.
     “EC Merger Regulation” means the EC Merger Regulation (Regulation 139 of 2004).
     “Excluded Leases” means the leases or subleases for those properties listed on Section 5.05 of the Seller Disclosure Schedule.
     “Excluded Marks” means the VF Trademarks and Tradenames listed on Section 7.04(a)(i) of the Seller Disclosure Schedule that are owned by any Company or Subsidiary.
     “Excluded Shares” means all of the outstanding shares of capital stock of the entities set forth on Section 5.05 of the Seller Disclosure Schedule.
     “French Company” means VF France Investments, SNC, a French company.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof.
     “Hazardous Substances” means any pollutant, contaminant or any toxic, radioactive or otherwise hazardous substance, as such terms are defined in, or identified pursuant to, any Environmental Laws.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     “Identified Environmental Matters” shall mean (i) any contamination of the soil, surface water or groundwater at, on or under the Monroeville, Alabama or Jackson, Alabama real property owned by the Companies and the Subsidiaries, which contamination was caused by activities at, on or within such real property on or prior to the Closing, and (ii) the absence of required permits as described on Section 3.21 of the Seller Disclosure Schedule together with actions required to obtain any such permits (“Permit Claims”).
     “Intellectual Property Right” means any trademark, service mark, trade name, Internet domain name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.
     “knowledge of the Sellers”, “Sellers’ knowledge” or any other similar qualification in this Agreement with respect to knowledge or awareness of, or receipt of notice by, any Seller or any Company or Subsidiary, means the actual knowledge of the individuals listed on Section 1.01(d) of the Seller Disclosure Schedule.
     “Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to any Company or Subsidiary and used in connection with the Business.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
     “Material Adverse Effect” means a material adverse effect on (a) the business, assets, condition (financial or otherwise) or operations of the Companies and the Subsidiaries, taken as whole, except any such effect resulting from or arising in connection with (i) changes, circumstances or conditions generally affecting the industry in which the Companies and the Subsidiaries participate which do not materially disproportionately affect such parties, (ii) changes generally affecting United States or global economic conditions, financial or credit markets, (iii) changes resulting from a change in Applicable Law or GAAP, (iv) changes resulting from any act of war or terrorism (or any escalation thereof) or (v) changes, facts, circumstances or conditions resulting from the announcement or existence of this Agreement or any transaction contemplated hereby, or (b) the ability of such parties to consummate on a timely basis the transactions contemplated hereby.
     “Owned Intellectual Property Rights” means all Intellectual Property Rights owned by any Company or Subsidiary.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
     “Seller Disclosure Schedule” means the disclosure schedule delivered to Buyer by the Sellers on the date hereof.
     “Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time, directly or indirectly, owned by any of the Companies.

     “Transaction Documents” means this Agreement, the Transaction Services Agreement, the Employee Secondment Agreement and all other agreements and documents executed pursuant to this Agreement.
     “Transition Services Agreement” means the Transition Services Agreement to be entered into at Closing and incorporating the terms set forth on Exhibit A to this Agreement.
     “Working Capital” means, as of a specified date and as determined in accordance with the Accounting Policies, the excess of combined current assets over combined current liabilities of the Companies and the Subsidiaries on that date, provided that such calculation (A) shall exclude (i) any intercompany accounts and any balances owed between any Company or any Subsidiary, on the one hand, and any Seller or any of its Affiliates, on the other hand, (ii) any Income Tax assets and liabilities (including deferred assets and liabilities), (iii) any effect of any transfer of the Excluded Leases, the Excluded Marks and the Excluded Shares and (iv) any gain or loss relating to or resulting from any hedging agreement, and (B) shall only include, with respect to each of B.L. Intimate Apparel Canada Inc. and VF-Diltex S. de R.L. de C.V., the portion of such combined current assets over combined current liabilities that is proportionate to the Companies’ and the Subsidiaries’ ownership share in such joint venture.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accountants	2.04
Acquisition Proposal	5.08
Agreement	Preamble
Allocation Statement	2.01
Antitrust Order	7.01
Buyer	Preamble
Buyer Excluded Representations	11.01
Buyer Warranty Breach	11.02
Buyer’s 125 Plan	9.02
Buyer 401(k) Plan	9.02
Buyer Indemnified Parties	11.02
Capex Budget	3.09
CERCLA	3.21
Claim	11.03
Closing	2.02
Closing Balance Sheet	2.04
Code	8.01
Company Securities	3.05

Term	Section
Current Representation	6.02
Damages	11.02
Designated Person	6.02
Employee Secondment Agreement	9.02
End Date	12.01
Environmental Matters	3.21
Final Adjustment Amount	2.05
Final Working Capital	2.05
French Statutory Liabilities	11.02
Guaranties	6.04
Identified Environmental Cap	11.02
Income Tax	8.01
Indemnified Party	11.03
Indemnifying Party	11.03
Independent Accountants	2.01
Initial Adjustment Amount	2.03
Lee Bell	Preamble
Loss	8.06
Multiemployer Plan	3.20
NFA Letter	11.03
Noncompete Period	5.07
Parent	Preamble
Permit Claims	1.01
Permitted Liens	3.15
Post-Closing Representation	6.02
Post-Closing Tax Period	8.01
Potential Contributor	11.05
Pre-Closing Tax Period	8.01
Previous Month’s Balance Sheet	2.03
process agent	13.06
Purchase Price	2.01
Remedial Action	11.03
Return	8.01
Section 338(h)(10) Election	8.03
Seller	Preamble
Seller Excluded Representations	11.01
Seller Group	8.01
Seller’s 125 Plan	9.02
Seller 401(k) Plan	9.02
Separate Return	8.03
Stand-Alone Disposition Order	7.01
Subsidiary Securities	3.07
T.I. Venture	Preamble
Tax	8.01

Term	Section
Tax Asset	8.01
Taxing Authority	8.01
Tax Benefit	8.06
Tax Claim	8.06
Third Party Claim	11.03
U.S. Employee Transition Date	9.02
Vanity Fair Trademarks and Tradenames	7.04
VF Parent	Preamble
VF Trademarks and Tradenames	7.04
Warranty Breach	11.02
Warranty Cap	11.02
     Section 1.02 . Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “, but not limited to,”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on the Seller Disclosure Schedule or any other schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to any Applicable Law are to that law, as amended, and the rules and regulations promulgated under that Applicable Law. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Laws.

ARTICLE 2
Purchase and Sale
     Section 2.01 . Purchase and Sale; Allocation of Purchase Price. (a) Upon the terms and subject to the conditions of this Agreement, the Sellers agree to sell to Buyer, and Buyer agrees to purchase from the Sellers, the Company Shares and the Advances at the Closing. The aggregate purchase price (the “Purchase Price”) for the Company Shares and the Advances is $350,000,000. The Purchase Price shall be paid as provided in Section 2.02 and shall be subject to net adjustment as provided in Sections 2.03 and 2.05.
     (b) The Sellers and Buyer agree that Purchase Price (as adjusted) shall be allocated among the Company Shares and to the Advances as follows: (i) $1,000,000 to the outstanding shares of capital stock of VFG Dessous Vertriebs GmbH, (ii) $1,000,000 to the outstanding shares of capital stock of the French Company, (iii) $19,000,000 to the Advances and (iv) the balance to the outstanding shares of capital stock of Vanity Fair Ventures, Inc. The aggregate deemed sales price of the assets of Vanity Fair Ventures Inc. (as determined in accordance with Treasury Regulations Section 1.338-4) shall be allocated among those assets (and among the assets of its U.S. Subsidiaries) in a manner consistent with the fair market values set forth in an allocation schedule (the “Allocation Statement”) to be prepared by Buyer within 120 days of the Closing Date and approved by the Sellers. In the event that the parties are unable to agree on an allocation within 30 days of the preparation of the Allocation Statement, then the parties agree to be bound by an Allocation Statement prepared by independent accountants of nationally recognized standing reasonably satisfactory to Buyer and the Sellers (who shall not have any material relationship with Buyer or the Sellers) (“Independent Accountants”). The Sellers and Buyer agree that the Allocation Statement shall reflect the fair market value determinations set forth on Section 2.01(b) of the Seller Disclosure Schedule. If an adjustment is made (or deemed to be made) with respect to the Purchase Price pursuant to Section 2.03, 2.05 or Section 8.07, the Allocation Statement shall be adjusted to reflect the net adjustment as mutually agreed by Buyer and the Sellers. In the event that the parties are unable to agree on an allocation within 30 days of an adjustment, then the parties agree to be bound by an adjustment prepared by Independent Accountants. Fees and other costs of the Independent Accountants shall be borne equally by Buyer, on the one hand, and the Sellers, on the other. The Sellers and Buyer agree to be bound by the Allocation Statement (as adjusted) for all purposes and to not take any position that is in any way inconsistent with the terms of the Allocation Statement (as adjusted) in the preparation, filing and audit of any Tax return or in any administrative or judicial proceeding. In the event any reported position based on the Allocation Statement is audited or disputed by any Governmental Authority, or otherwise, the party hereto receiving notice thereof shall promptly notify the other parties hereto. The Sellers and Buyer agree to cooperate in the defense of the reported positions of the parties based on the Allocation Statement.
     Section 2.02 . Closing. The closing (the “Closing”) of the purchase and sale of the Company Shares hereunder shall take place at (or be directed from) the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as soon as practicable on a date to be mutually agreed by the parties, but in no event later than the date of VF Parent’s fiscal month end for the fiscal month during which all the conditions set forth in Article 10 are satisfied or (to the extent permitted hereby) waived (other than those conditions which by their nature cannot be satisfied until the Closing Date), or at such other time or place as Buyer and the Sellers may agree, provided however, (i) if all such conditions are satisfied or (to the extent permitted hereby) waived on a non-Business Day, the Closing shall be effective as of such date but the Purchase Price shall be payable on the immediately following Business Day, and (ii) if all such conditions are satisfied or (to the extent permitted hereby) waived within five or fewer days prior to such fiscal month end, the parties will work together to consummate the Closing on a Business Day that is not later than seven days after all such conditions are satisfied or (to the extent permitted hereby) waived. At the Closing:
     (a) Buyer shall deliver to the Sellers the Purchase Price (subject to any adjustments pursuant to Section 2.03) in immediately available funds by wire transfer to an account of the Sellers with a bank in New York City designated by Sellers, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of the Sellers in such amount).
     (b) The Sellers shall deliver to Buyer certificates for the Company Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.
     Section 2.03 . Initial Purchase Price Adjustment. (a) No later than 10 days prior to the Closing Date, the Sellers shall deliver to Buyer the unaudited combined balance sheet of the Companies and the Subsidiaries as of the end of (i) the month immediately preceding the month in which the Closing is to occur if the Closing is to occur within the second half of the month in which it occurs and (ii) the month prior to the month immediately preceding the month in which the Closing is to occur if the Closing is to occur within the first half of the month in which it occurs (the “Previous Month’s Balance Sheet”), together with a statement based on the Previous Month’s Balance Sheet setting forth the Sellers’ calculation of Working Capital as of the date of the Previous Month’s Balance Sheet. Buyer shall promptly review such statement of Working Capital, and the parties agree to discuss in good faith any comments or questions that Buyer may have with respect to such statement. The Sellers shall consider in their good faith any reasonable suggestions that Buyer may make or propose with respect to that statement in making any revisions to the same. For purposes of this Agreement, the term “Initial Adjustment Amount” means an amount equal to the Working Capital as of the date of the Previous Month’s Balance Sheet minus Base Working Capital.
     (b) The Purchase Price payable pursuant to Section 2.01 shall be increased by the Initial Adjustment Amount if that amount is positive. The Purchase Price payable pursuant to Section 2.01 shall be decreased by the Initial Adjustment Amount if that amount is negative.
     Section 2.04 . Closing Balance Sheet. (a) As promptly as practicable, but no later than 45 days after the Closing Date, the Sellers will cause to be prepared and delivered to Buyer the Closing Balance Sheet, and a statement based on such Closing Balance Sheet setting forth the Sellers’ calculation of Closing Working Capital. The Closing Balance Sheet (the “Closing Balance Sheet”) shall (x) fairly present the combined financial position of the Companies and the Subsidiaries as at the close of business on the date immediately preceding the Closing Date in a manner that is consistent with the Accounting Policies and (y) include line items substantially consistent with those in the Balance Sheet.
     (b) If Buyer disagrees with the Sellers’ calculation of Closing Working Capital delivered pursuant to Section 2.04(a), Buyer may, within 30 days after delivery of the documents referred to in Section 2.04(a), deliver a notice to the Sellers disagreeing with such calculation and which specifies Buyer’s calculation of such amount and, in reasonable detail, Buyer’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Buyer disagrees, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet.
     (c) If a notice of disagreement shall be duly delivered pursuant to Section 2.04(b), Buyer and the Sellers shall, during the 20 days following such delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital, which amount shall not be more than the amount thereof shown in the Sellers’ calculations delivered pursuant to Section 2.04(a) nor less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 2.04(b). If Buyer and the Sellers are unable to reach such agreement during such period, they shall promptly thereafter cause independent accountants (the “Accountants”) of nationally recognized standing reasonably satisfactory to Buyer and the Sellers (who shall not have any material relationship with Buyer, the Sellers or any of their respective Affiliates), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital. In making such calculation, such independent accountants shall consider only those items or amounts in the Closing Balance Sheet or the Sellers’ calculation of Closing Working Capital as to which Buyer has disagreed. Such independent accountants shall deliver to Buyer and the Sellers, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon Buyer and the Sellers. The cost of such review and report shall be borne equally by Buyer, on the one hand, and the Sellers, on the other hand.
     (d) Buyer and the Sellers agree that they will, and agree to cause their respective independent accountants and the Companies and each Subsidiary to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of Closing Working Capital and in the conduct of the audits and reviews referred to in this Section 2.04, including the making available to the extent necessary of books, records, work papers and personnel.
     (e) For the avoidance of doubt, the calculations to be made pursuant to this Section 2.04, and the net purchase price adjustment to be made pursuant to Sections 2.03 and 2.05, are meant only to reflect changes in working capital (as adjusted) of the Companies and the Subsidiaries from the Balance Sheet Date to the date of the Closing Balance Sheet and are not intended to provide an alternate remedy for any breach or alleged breach of the Sellers’ representations and warranties made pursuant to Article 3.
     (f) For the avoidance of doubt, the parties agree that Base Working Capital was computed excluding the cash balances on September 30, 2006 and that the Initial Adjustment Amount and the Final Adjustment Amount will include such cash balances in accordance with the definition of Working Capital and Final Working Capital.
     Section 2.05 . Adjustment of Purchase Price. (a) If (i) the Final Adjustment Amount plus the Purchase Price exceeds (ii) the Initial Adjustment Amount plus the Purchase Price, Buyer shall pay to the Sellers as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.05(c), the amount of that excess. If (A) the Initial Adjustment Amount plus the Purchase Price exceeds (B) the Final Adjustment Amount plus the Purchase Price, the Sellers shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.05(c), the amount of that excess.
     (b) For purposes of this Agreement, (i) “Final Working Capital” means the Closing Working Capital (y) as shown in the Sellers’ calculation delivered pursuant to Section 2.04(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.04(b); or (z) if such a notice of disagreement is delivered, (A) as agreed by Buyer and the Sellers pursuant to Section 2.04(c) or (B) in the absence of such agreement, as shown in the Accountants’ calculation delivered pursuant to Section 2.04(c); provided that, in no event shall Final Working Capital be more than the Sellers’ calculation of Closing Working Capital delivered pursuant to Section 2.04(a) or less than

Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.04(b), and (ii) “Final Adjustment Amount” means Final Working Capital minus Base Working Capital.
     (c) Any payment pursuant to Section 2.05(a) shall be made at a mutually convenient time and place within 10 days after Final Working Capital and the Final Adjustment Amount have been determined by delivery by Buyer or the Sellers, as the case may be, of a certified or official bank check(s) payable in immediately available funds to the other party or by causing such payments to be wired and credited to such account(s) of such other party as may be designated by such other party(ies). The amount of any payment(s) to be made pursuant to this Section 2.05 shall bear interest from and including the Closing Date but excluding the date of payment at a rate per annum equal to the 1 month USD LIBOR in effect from time to time during the period such unpaid amount remains outstanding plus one-fifth percent (0.20%), calculated on a daily basis using actual days/360.
ARTICLE 3
Representations and Warranties of the Sellers
     Subject to Section 13.11, except as set forth in the Seller Disclosure Schedule, each Seller represents and warrants, jointly and severally, to Buyer, as of the date hereof and as of the Closing Date, as follows:
     Section 3.01 . Corporate Existence and Power. Each of the Sellers and the Companies is a business entity that is duly organized, validly existing and (to the extent applicable in the relevant jurisdiction of organization) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.02 . Corporate Authorization. The execution, delivery and performance by each Seller of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within each Sellers’ corporate powers and have been duly authorized by all necessary corporate action on the part of each Seller. Assuming in each case due execution and delivery by Buyer, each of this

Agreement and (to the extent a party thereto) the other Transaction Documents constitute valid and binding agreements of each Seller.
     Section 3.03 . Governmental Authorization. The execution, delivery and performance by each Seller of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the Antitrust Laws; and (ii) any such action or filing as to which the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.04 . Noncontravention. The execution, delivery and performance by each Seller of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws, or any equivalent organizational documents, of any Seller, Company or Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Seller or any Company or Subsidiary or to a loss of any benefit to which any Seller or any Company or Subsidiary is entitled under any provision of any agreement or other instrument binding upon any Seller or any Company or Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of any Company or Subsidiary, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.05 . Capitalization. (a) Each Company, its jurisdiction of organization, its Seller parent, its authorized capital stock and the number of shares outstanding as of the date hereof is set forth on Section 3.05(a) of the Seller Disclosure Schedule.
     (b) All outstanding shares of capital stock of each Company have been duly authorized and validly issued and are fully paid and non-assessable. There are no outstanding (i) shares of capital stock or voting securities of any Company, (ii) securities of any Company convertible into or exchangeable for shares of capital stock or voting securities of such Company or (iii) options or other rights to acquire from any Company, or other obligation of any Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of any Company or Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

     Section 3.06 . Ownership of Shares. Each Seller is the record and beneficial owner of the specified shares of capital stock of each Company set forth opposite its name on Section 3.05(a) of the Seller Disclosure Schedule, free and clear of any Lien, and will transfer and deliver to Buyer at the Closing valid title to such shares free and clear of any Lien.
     Section 3.07 . Subsidiaries. (a) Each Subsidiary is a business entity that is duly organized, validly existing and (to the extent applicable in the jurisdiction of organization) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Subsidiaries and their respective jurisdictions of organization are identified on Section 3.07(a) of the Seller Disclosure Schedule.
     (b) All of the outstanding capital stock or other voting securities of each Subsidiary is owned by one of the Companies, directly or indirectly, free and clear of any Lien. There are no outstanding (i) securities of any Company or Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of Subsidiary or (ii) options or other rights to acquire from any Company or Subsidiary, or other obligations of any Company or Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of any Company or Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
     Section 3.08 . Financial Statements. The unaudited combined balance sheet as of December 31, 2005 and the related unaudited combined statements of income for the year ended December 31, 2005 and the unaudited interim combined balance sheet as of September 30, 2006 and the related unaudited interim consolidated statements of income for the nine months ended September 30, 2006 of the Companies and the Subsidiaries fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the combined financial position of the Companies and the Subsidiaries as of the dates thereof and their combined results of operations for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).
     Section 3.09 . Absence of Certain Changes. (a) Since the Balance Sheet Date, the business of the Companies and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been any event, occurrence or development which, whether individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
     (b) Since the Balance Sheet Date and through the date of this Agreement, the business of the Companies and their Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been:
     (i) any repurchase, redemption or other acquisition by any Company or Subsidiary of any outstanding shares of capital stock or other securities of any Company or Subsidiary;
     (ii) any amendment of any material term of any outstanding security of any Company or Subsidiary;
     (iii) any incurrence, assumption or guarantee by any Company or Subsidiary of any indebtedness for borrowed money, other than under letters of credit listed on Section 3.12(a)(vii) of the Seller Disclosure Schedule or indebtedness incurred in the ordinary course of business consistent with past practices and included as a current liability in the calculation of Closing Working Capital delivered by the Sellers pursuant to Section 2.04;
     (iv) any making of any loan, advance or capital contributions to or investment in any Person, other than loans, advances or capital contributions to or investments made in the ordinary course of business consistent with past practices;
     (v) any transaction or commitment made, or any contract or agreement entered into, by any Company or Subsidiary relating to its assets or business, in either case, material to any Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;
     (vi) any material change in any method of accounting or accounting practice by any Company or Subsidiary except for any such change required by reason of a concurrent change in GAAP;
     (vii) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer or employee of any Company or Subsidiary (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any director, officer or employee of any Company or Subsidiary, or (C) change in compensation or other benefits payable to any director, officer or employee of any Company or Subsidiary pursuant to any severance or retirement plans or policies thereof, in each case other than in the ordinary course of business consistent with past practices;
     (viii) any incurrence of any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those contemplated by the capital expenditure budget for the Business that is attached to Section 3.09(b)(viii) of the Seller Disclosure Schedule (the “Capex Budget”) and (B) any unbudgeted capital expenditures not exceeding $500,000 in the aggregate;
     (ix) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Business, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to those employees; or
     (x) any change in the methods of accounting or accounting practice by the Sellers with respect to the Business, except as required by concurrent changes in GAAP as agreed to by VF Parent’s independent public accountants.
     Section 3.10 . No Undisclosed Material Liabilities. There are no liabilities of any Company or Subsidiary of any kind, other than:
     (a) liabilities provided for in the Balance Sheet or disclosed in the notes thereto;
     (b) liabilities or obligations disclosed in or arising out of any item, matter, contact, instrument or arrangement disclosed on Section 3.10(b) of the Seller Disclosure Schedule;
     (c) liabilities incurred in the ordinary course of business since the Balance Sheet Date; or
     (d) other undisclosed liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
     Section 3.11 . Intercompany Accounts. Since the Balance Sheet Date, there has not been any accrual of liability by any Company or Subsidiary to any Seller or any of its Affiliates or other transaction between any Company or Subsidiary and any Seller and any of its Affiliates, except (a) in the ordinary course of business of the Companies and the Subsidiaries consistent with past practice or (b) as contemplated by this Agreement.

     Section 3.12 . Material Contracts. (a) None of the Companies or any Subsidiary is a party to or bound by any of the following on the date of this Agreement:
     (i) any lease (whether of real or personal property) providing for annual rentals of $100,000 or more that cannot be terminated on not more than 60 days’ notice without payment by any Company or Subsidiary of any material penalty;
     (ii) other than purchase orders in the ordinary course of business, any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Companies and the Subsidiaries of $3,000,000 or more or (B) aggregate payments by the Companies and the Subsidiaries of $5,000,000 or more, in each case that cannot be terminated on not more than 60 days’ notice without payment by any Company or Subsidiary of any material penalty;
     (iii) other than purchase orders from third parties or a Seller or any of its Affiliates in the ordinary course of business, any sales, distribution or other similar agreement providing for the sale by any Company or Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for annual payments to any Company and Subsidiaries of $3,000,000 or more;
     (iv) any agreement for consulting or other professional services providing for annual payments by the Companies and the Subsidiaries of $500,000 or more;
     (v) any material partnership, joint venture or other similar agreement or arrangement;
     (vi) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);
     (vii) any material agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) or letters of credit outside the ordinary course of business;
     (viii) any agreement that limits the freedom of any Company or Subsidiary to compete in any line of business or with any Person or in any area;

     (ix) any agreement with any Seller or any of its Affiliates or any director or officer of any Seller or any of its Affiliates; or
     (x) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Companies and the Subsidiaries, taken as a whole.
     (b) (i) Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Section is a valid and binding agreement of a Company or Subsidiary, as the case may be, and is in full force and effect, and (ii) none of the Companies or the Subsidiaries or, to the knowledge of any Seller, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, with such exceptions in the case of each of (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.13 . Litigation. There is no action, suit, arbitration or proceeding pending against, or to the knowledge of any Seller, threatened against, any Seller, or any Company or Subsidiary or any of their respective properties before any arbitrator or any Governmental Authority which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.14 . Compliance with Applicable Laws. None of the Companies or the Subsidiaries is in violation of any Applicable Law, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.15 . Properties. Except with respect to the Excluded Leases, the Excluded Marks, and the Excluded Shares after the actions contemplated by Section 5.05 shall have occurred, the Companies and the Subsidiaries have good title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for properties and assets sold or transferred since the Balance Sheet Date in the ordinary course of business consistent with past practices or where the failure to have such good title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of such property or assets is subject to any Lien, except:
     (a) Liens disclosed on the Balance Sheet or notes thereto or securing liabilities reflected on the Balance Sheet or notes thereto;
     (b) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith;

     (c) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith;
     (d) Liens incurred in the ordinary course of business since the Balance Sheet Date; or
     (e) other Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (paragraphs (a)-(e) of this Section 3.15 are, collectively, the “Permitted Liens”).
     Section 3.16 . Intellectual Property. (a) Section 3.16(a) of the Seller Disclosure Schedule contains a list of all material registrations and applications for registration included in the Owned Intellectual Property Rights, specifying as to each such Intellectual Property Right, as applicable, (i) the owner of such Intellectual Property Right, (ii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed and (iii) the registration or application numbers thereof.
     (b) Section 3.16(b) of the Seller Disclosure Schedule sets forth a list of all material agreements (excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $50,000 or less) to which any Company or any Subsidiary is a party and pursuant to which any Company or any Subsidiary (i) obtains the right to use, or a covenant not to be sued under, any Intellectual Property Right or (ii) grants the right to use, or a covenant not to be sued under, any Intellectual Property Right.
     (c) The Companies and the Subsidiaries are the sole owners of all Owned Intellectual Property Rights (other than the Excluded Marks) and hold all right, title and interest in and to all Owned Intellectual Property Rights (other than the Excluded Marks), free and clear of any Lien. All of the material registrations included in the Owned Intellectual Property Rights (other than the Excluded Marks) are valid and enforceable. The Companies and the Subsidiaries have taken actions reasonably necessary to maintain and protect the effectiveness of all material registrations and applications for registrations included in the Owned Intellectual Property Rights (other than the Excluded Marks), including with regard to payment of applicable maintenance fees and filing of applicable statements of use. The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the Intellectual Property Rights necessary to, or used in, or held for use in, the conduct of the Business as currently conducted. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any material Owned

Intellectual Property Rights or material Licensed Intellectual Property Rights with the exception of the transfer of the Excluded Marks contemplated by Section 5.05.
     (d) Neither any Company nor any Subsidiary has infringed or misappropriated any Intellectual Property Right of any third party in connection with the operation of the Business as currently conducted, except for such infringements or misappropriations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Owned Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by any Company or Subsidiary or restricting the licensing thereof by any Company or Subsidiary to any Person, except for any judgment, injunction, order, decree or agreement which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (e) To the knowledge of the Sellers, within the three-year period prior to the date of this Agreement, no Person has infringed, misappropriated, breached or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Rights (other than nonexclusive Licensed Intellectual Property Rights) except, individually or in the aggregate, as would not be reasonably expected to have a Material Adverse Effect.
     (f) There are no contracts, licenses or agreements between any of the Companies or any of the Subsidiaries and any other Person wherein or whereby any of the Companies or any of the Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability in connection with any Intellectual Property Right that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.17 . Insurance Coverage. (a) Attached as Section 3.17(a) of the Seller Disclosure Schedule is a list of all material insurance policies, fidelity bonds and self-insurance arrangements relating to the assets, business, operations, employees, officers or directors of the Companies and its Subsidiaries. Except as set forth on Section 3.17(a) of the Seller Disclosure Schedule, such policies, bonds and arrangements will continue in effect for the benefit of the Companies and their Subsidiaries immediately following the Closing Date. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (i) all premiums payable under all such policies and bonds have been timely paid in all material respects, and the Companies and the Subsidiaries have otherwise complied in all material respects with the terms and conditions of all of those policies and bonds, and (ii) such policies and bonds provide sufficient coverage for all normal risks incident to the business of the Companies and the Subsidiaries and their respective properties and assets.

     (b) There are no material claims by any Company or Subsidiary pending under any insurance policy or fidelity bond relating to the assets, business, operations, employees, officers or directors of the Companies and the Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.
     Section 3.18 . Bankers’ Fees. Except for Merrill Lynch & Co., whose fees will be paid by the Sellers or an Affiliate of the Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Sellers or any Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 3.19 . Employees. (a) Section 3.19 of the Seller Disclosure Schedule sets forth a true and complete list of the names, titles, annual salaries and other compensation of all officers of the Companies and the Subsidiaries and all other employees of the Companies and Subsidiaries whose base salary for 2006 exceeded $150,000.
     (b) Each individual identified on Section 1.01(a) of the Seller Disclosure Schedule is, as of the date hereof, an employee of the Sellers or any of their Affiliates and renders services primarily in relation to the Business.
     Section 3.20 . Employee Benefit Plans and Labor Matters. (a) Except as set forth in Section 3.20(a) of the Seller Disclosure Schedule, neither the Companies nor any of the Subsidiaries sponsor, maintain or contribute to any Employee Plan and neither the Buyer, the Companies, the Subsidiaries nor any Affiliate of Buyer shall have any obligations or liability with respect to any Employee Plan on or following the Closing Date (other than as provided in the Employee Secondment Agreement).
     (b) Neither the Company nor any Subsidiary nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) with respect to which Buyer, the Companies or the Subsidiaries shall have any liability on or following the Closing Date.
     (c) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any director, officer, employee or independent contractor of the Companies or the Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any agreement, policy or arrangement for the benefit of any such individuals.

     (d) None of the Companies or the Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Companies or the Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or as may be required under other Applicable Law.
     (e) None of the Companies or Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization nor, as of the date hereof, is any of the Companies or Subsidiaries the subject of any material proceeding asserting that any of the Companies or Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Sellers, threatened, nor has there been for the past five years, any labor strike, material dispute, walk-out, work stoppage, slow-down or lockout involving the Companies or the Subsidiaries. There are no campaigns being conducted to solicit cards from employees of the Companies or the Subsidiaries to authorize representation by any labor organization or other proposed bargaining unit representative.
     (f) Since January 1, 2004, none of the Companies or the Subsidiaries has closed any facility or work site used in the Business or effectuated any material employee layoffs or down-sizing or implemented any early retirement, separation or window program or announced any such action or program in each case where such events have triggered any WARN Act requirements or similar state or foreign labor laws.
     Section 3.21 . Environmental Matters.
     (a) (i) No written notice, order, request for information, complaint or penalty has been received by the Sellers, any Company or Subsidiary, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of any Seller, threatened, in the case of each of (i) and (ii), which allege a material violation of or material liability under any Environmental Law and relate to any Company or Subsidiary;
     (b) (i) each Company and Subsidiary has all material environmental permits necessary for its operations to comply with all applicable Environmental Laws and is in material compliance with the terms of such permits and with all other applicable Environmental Laws, and (ii) all such material environmental permits shall be available for use by the Companies and their Subsidiaries immediately following the Closing Date;

     (c) no Company has disposed of, released or arranged for the disposal or release of any Hazardous Substance at or on any property now or previously owned, leased or operated by any Company or any Subsidiary in a manner that would reasonably be expected to form the basis for any claim, demand or action against such Company or any Subsidiary seeking material damages, investigation or remedial action;
     (d) no property now or previously owned, leased or operated by any Company or any Subsidiary and, to the knowledge of any Seller, no property to which any Company or any Subsidiary has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substances is listed or, to Sellers’ knowledge, proposed for listing, on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), or CERCLIS (as defined in CERCLA) or any similar federal, state, or foreign list of sites requiring investigation or clean-up; and
     (e) neither any Company nor any Subsidiary owns or leases any property in New Jersey or Connecticut.
Except as set forth in this Section 3.21, no representations or warranties are being made with respect to matters arising under or relating to Environmental Laws or Hazardous Substances (all such matters collectively, the “Environmental Matters”).
     Section 3.22 . Sufficiency of Assets. The assets (tangible and intangible) and properties of the Companies and the Subsidiaries on the Closing Date constitute all of the property and assets (tangible and intangible) that are used or held for use primarily in the Business (excluding, for the sake of clarity, the Excluded Shares, the Excluded Marks and the Excluded Leases). With the provision of the services to Buyer contemplated to be provided by the Transition Services Agreement, the assets and properties of the Companies and the Subsidiaries on the Closing Date will be adequate to conduct the Business immediately following the Closing Date in the same manner as it is currently conducted. All tangible assets of the Companies and the Subsidiaries, including, without limitation, all books, records, files and other documents of the Companies and their Subsidiaries and all books, records, files and other documents relating primarily to the Business (including originals thereof, to the extent existing), will be made available by the Sellers as of the Closing Date for transfer to Buyer and will be located at or transferred to the Business locations to be transferred to Buyer hereunder as promptly as reasonably practicable after the Closing Date; provided, that the Sellers may retain all such books, records, files and other documents prepared in connection with the sale of the Companies, including bids received from other parties and related analyses applicable to the Companies or their Subsidiaries.

     Section 3.23 . Notes and Accounts Receivable. All notes and accounts receivable of the Companies and the Subsidiaries are fairly presented on the Balance Sheet as of the Balance Sheet Date, in conformity with GAAP. The collection rates that apply with respect to those notes and accounts receivable (and the notes and accounts receivable that have been or will be accrued after the Balance Sheet Date), considered as a whole, will conform in all material respects to the historical levels that have been experienced by the Companies and the Subsidiaries. Such notes and accounts represent valid obligations and are not subject to any set-offs or counterclaims, except (i) to the extent of any reserves that are reflected on the Balance Sheet and (ii) for notes and accounts receivable that have accrued or will accrue after the Balance Sheet Date in an aggregate amount that does not materially deviate from historical levels experienced by the Companies and the Subsidiaries with respect to those matters. The reserves reflected on the Balance Sheet and to be reflected on the Closing Balance Sheet are (or will be, as applicable) fairly stated in all material respects and calculated consistent with past practice.
     Section 3.24 . Inventory. The inventory of the Companies and the Subsidiaries is fairly presented on the Balance Sheet as of the Balance Sheet Date, in conformity with GAAP. Such inventory (and the inventory acquired, developed or manufactured by any of the Companies or the Subsidiaries after the Balance Sheet Date), in the aggregate, consists of, and will as of the Closing Date consist of, items of a quality that are commercially usable and salable in the ordinary course of the Business consistent with past practices, subject only to (i) the reserve for inventory writedowns that is reflected on the Balance Sheet and (ii) with respect to inventory acquired, developed or manufactured after the Balance Sheet Date, such exceptions as would require similar relative levels of reserve for inventory writedowns as reflected on the Balance Sheet had such inventory been acquired, developed or manufactured prior to the Balance Sheet Date.
     Section 3.25. Transactions with Affiliates. None of the Companies or the Subsidiaries leases or is committed to lease any properties or assets from, or owes any material amounts to (except for amounts to be extinguished and released at Closing pursuant to Section 5.06), nor has it loaned any material amount (except for amounts to be extinguished and released at Closing pursuant to Section 5.06) to any Seller or any Affiliate of any Seller, including any officer, director or associate of any Seller.
     Section 3.26. Books and Records; Internal Controls. The books and records of the Companies and their Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices.

ARTICLE 4
Representations and Warranties of Buyer
     Buyer represents and warrants to the Sellers, as of the date hereof and as of the Closing Date, that:
     Section 4.01 . Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.
     Section 4.02 . Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. Assuming due execution and delivery by the Sellers of this Agreement, this Agreement and (to the extent a party thereto) the other Transaction Documents constitute valid and binding agreements of Buyer.
     Section 4.03 . Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the Antitrust Laws; and (ii) any such action or filing as to which the failure to make or obtain would not, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby or thereby.
     Section 4.04 . Noncontravention. The execution, delivery and performance by Buyer of this Agreement and (to the extent a party thereto) the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any Lien on any asset of Buyer, with such exceptions, in the case of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

     Section 4.05 . Financing. Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.
     Section 4.06 . Purchase for Investment. Buyer is purchasing the Company Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company Shares and is capable of bearing the economic risks of such investment.
     Section 4.07 . Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which would, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby or thereby.
     Section 4.08 . Bankers’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 4.09 . Inspections; No Other Representations. Buyer agrees to accept the Company Shares and the Companies and the Subsidiaries in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Sellers, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that the Sellers make no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Companies and the Subsidiaries or the future business and operations of the Companies and the Subsidiaries or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Companies or the Subsidiaries or their respective businesses or operations, except as expressly set forth in this Agreement.
ARTICLE 5
Covenants of the Sellers
     The Sellers agree that:

     Section 5.01 . Conduct of the Company. From the date hereof until the Closing Date, except as expressly contemplated by this Agreement or set forth on Section 5.01 of the Seller Disclosure Schedule, without the prior written consent of Buyer, the Sellers shall cause each Company and Subsidiary to conduct its businesses in the ordinary course consistent with past practice and to use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as expressly contemplated by this Agreement or disclosed on Section 5.01 of the Seller Disclosure Schedule, without the prior written consent of Buyer, the Sellers will not permit any Company or Subsidiary to:
     (a) incur any capital expenditures or any obligations or liabilities, except for (i) those contemplated by the Capex Budget and (ii) any unbudgeted capital expenditures not to exceed $500,000 individually or $2,000,000 in the aggregate;
     (b) except as otherwise as permitted in subsection (a) of this Section 5.01, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than inventory and supplies in the ordinary course of business in a manner that is consistent with past practice;
     (c) sell, lease or otherwise transfer, or create or incur any Lien on, any material asset of any Company or Subsidiary, other than (i) sales in the ordinary course of business consistent with past practice and (ii) the creation or incurrence of Permitted Liens;
     (d) other than in connection with actions permitted by Section 5.01(a) or Section 5.01(b), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;
     (e) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money with respect to the Business or guarantees thereof other than under letters of credit in the ordinary course of business and in amounts and on terms consistent with past practices;
     (f) (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the conduct of the Business or any of its Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict in any material respect the Business, Buyer or any of its Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) enter into, amend or modify in any material respect or terminate any material contract or otherwise waive, release or assign any material rights, claims or benefits of the Business;
     (g) (i) adopt or increase any severance or termination pay arrangement for (or amend any existing arrangement with) any director, officer or employee of any Company or Subsidiary, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements with employees, officers or directors of any Company or Subsidiary, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of any Company or Subsidiary, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of any Company or Subsidiary or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of any Company or Subsidiary, other than, in the case of each of clauses (i) through (v), in the ordinary course of business consistent with past practice;
     (h) change the methods of accounting or accounting practice by the Sellers with respect to any Company or Subsidiary, except as required by concurrent changes in GAAP; or
     (i) agree, resolve or commit to do any of the foregoing.
     Section 5.02 . Access to Information. (a) From the date hereof until the Closing Date, the Sellers will (i) give, and will cause the Companies and each Subsidiary to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Companies and the Subsidiaries and to the books and records of the Sellers relating to the Companies and the Subsidiaries, (ii) furnish, and will cause the Companies and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to any Companies or Subsidiary as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Sellers or any Companies or Subsidiary to cooperate with Buyer in its investigation of any Companies or Subsidiary. Any investigation pursuant to this Section shall be conducted (A) exclusively through a designated representative of VF Parent and (B) during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Sellers or the Companies. Notwithstanding the foregoing, from the date hereof through the Closing Date, Buyer shall not have access to take physical samples of the environment, nor to personnel records of the Companies and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information which, in the Sellers’ good faith opinion, is sensitive, could result in a waiver of legal privilege or the disclosure of which could subject a Seller, any of its Affiliates or any Companies or Subsidiary to risk of liability.
     (b) On and after the Closing Date, the Sellers will afford promptly to Buyer and its agents access to their books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent relating to the Business and reasonably requested by Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to any Company or Subsidiary, or to determine any matter relating to Buyer’s rights and obligations hereunder; provided that any such access by Buyer shall be conducted during normal business hours and shall not unreasonably interfere with the conduct of the business of the Sellers. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
     Section 5.03 . Notices of Certain Events. The Sellers shall promptly notify Buyer of:
     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
     (c) any actions, suits, claims, investigations or proceedings commenced relating to the Sellers or any Company or Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13.
     Section 5.04 . Resignations. The Sellers will deliver to Buyer the resignations of all officers and directors of the Companies and each Subsidiary who are not Active Business Employees from their positions with any Companies or Subsidiaries at or prior to the Closing Date.
     Section 5.05 . Transfer of Certain Excluded Assets. Notwithstanding Section 5.01, the Sellers agree to cause, prior to the Closing, the relevant Company or Subsidiary to transfer each of the Excluded Leases, the Excluded Marks and the Excluded Shares to a Seller or one or more of their Affiliates as the Sellers may so direct. The cost and expenses of such transfer shall be borne by the Sellers and any documents or instruments to be executed to effect such transfer(s) shall be in form and substance reasonably acceptable to Buyer.
     Section 5.06. Intercompany Accounts. Except for the Advances, all intercompany accounts between the Sellers or its Affiliates, on the one hand, and any Company or Subsidiary, on the other hand, as of the Closing (irrespective of the terms of payment of such intercompany accounts) shall be paid in full in cash or, if not paid in full, otherwise cancelled on or prior to the Closing.
     Section 5.07. Noncompete; Nonsolicitation. (a) The Sellers agree that, for a period commencing on the date hereof and ending on the third anniversary date of the Closing (the “Noncompete Period”), they shall not, and they shall cause their Subsidiaries not to, directly or indirectly (whether for compensation or otherwise) own or hold any interest in, manage, operate, control, participate in, consult with, render services for, or in any manner participate in any business that competes, directly or indirectly, with the Business as it exists on the Closing Date, either as a general or limited partner, manager, managing member, proprietor, shareholder, agent or otherwise, except in connection with the ordinary course business operations of VF Outlet, Inc. and provided, that nothing herein shall (i) prohibit the acquisition (or subsequent ownership) by any Seller or any of its Affiliates of any company having, as of the date which is six months from the closing of such acquisition and for the remainder of the Noncompete Period, no more than 10% of its sales, and no more than $25 million in annual gross revenue, attributable to the development, manufacturing, marketing, licensing, advertising and sales of women’s undergarments and intimate apparel or (ii) prohibit any Seller or any of its Affiliates from (A) conducting its businesses as currently conducted (including, from time to time, incorporating women’s undergarments and intimate apparel into a comprehensive offering of Sellers’ and their Affiliates’ lifestyle brands, where the women’s undergarments and intimate apparel are not the primary focus of the offering), it being understood and agreed that none of its businesses primarily develop, manufacture, market, license, advertise or sell women’s undergarments or intimate apparel, (B) developing, manufacturing, marketing, licensing, advertising or selling products in the areas of activewear, sports and fitness wear or (C) subject to Section 7.04, licensing its trademarks and tradenames to third parties for use on women’s undergarments and intimate apparel. The Sellers acknowledge that, during the Noncompete Period, Buyer will conduct the Business nationally and internationally and agree that the provisions in this Section 5.07 shall operate (i) throughout the United States in each state in which the Sellers have conducted or Buyer is conducting the Business and (ii) outside the United States in any country in which the Sellers have conducted or Buyer is conducting the Business, at any time. The Sellers agree and acknowledge that the potential harm to Buyer of the non-enforcement of the provisions hereof outweighs any harm to the Sellers of the enforcement of such provisions by injunction or otherwise. The Sellers expressly acknowledge and agree that restraints imposed by this Section 5.07 are reasonable with respect to subject matter, time period and geographical area.

     (b) The Sellers agree that, during the Noncompete Period, they shall not, and they shall cause their respective Subsidiaries and all officers, directors, managers, employees and other representatives of each of the Sellers and their Subsidiaries not to, solicit any officer, director, consultant or employee of any Company or the Subsidiaries to leave his or her employment or engagement with such Company or Subsidiary, provided, however, that nothing in this Section 5.07(b) shall be deemed to prohibit the Sellers, their Subsidiaries or representatives from (i) (A) placing advertisements in newspapers or other media of general circulation advertising employment opportunities and (B) hiring persons who respond to such advertisements or (ii) hiring persons whose employment is terminated by Buyer or any of its Affiliates, provided, in each case, that they were not otherwise solicited in violation of this section.
     (c) Buyer agrees that, during the Noncompete Period, it shall not, and shall cause its Subsidiaries and all officers, directors, managers, employees and other representatives of each Buyer and its Subsidiaries not to, solicit any officer, director, consultant or employee of any Seller or any of its Affiliates to leave his or her employment or engagement with such Seller or Affiliate; provided, however, that nothing in this Section 5.07(c) shall be deemed to prohibit Buyer, its Subsidiaries or representatives from (i) (A) placing advertisements in newspapers or other media of general circulation advertising employment opportunities and (B) hiring persons who respond to such advertisements, (ii) hiring persons whose employment is terminated by the Sellers or any of their respective Affiliates or (iii) hiring any Active Business Employee in accordance with the terms of Article 9, provided, in the case of each of (i) and (ii), that they were not otherwise solicited in violation of this section.
     (d) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.07 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.
     Section 5.08. Exclusive Dealings. The Sellers shall, and shall cause their officers, directors, advisers and agents, including their financial advisers, not to, initiate or continue contact with, or solicit or encourage any inquiry or proposal by, or enter into or continue discussions with, or enter into any agreement with, or disclose, directly or indirectly, any information not customarily disclosed to the public concerning the Business to, or afford access to any properties, books or records relating to the Business to, any person, entity or group in connection with any possible proposal regarding a sale of one or more of the Companies’ or one or more of the Subsidiaries’ capital stock, or a merger or consolidation involving the Companies or the Subsidiaries, or any one of them, a sale of all or a substantial portion of the assets of any Company or any of the Subsidiaries, or any similar transaction (each, an “Acquisition Proposal”).
ARTICLE 6
Covenants of Buyer
     Buyer agrees that:
     Section 6.01. Access. (a) Buyer will cause the Companies and each Subsidiary, on and after the Closing Date, to afford promptly to the Sellers and their agents reasonable access to their properties, books and records (in each case, solely as they pertain to the period prior to the Closing Date), employees and auditors to the extent necessary to permit the Sellers to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date, provided that any such access by the Sellers shall be during normal business hours and shall not unreasonably interfere with the conduct of the business of Buyer or its Subsidiaries. Sellers shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
     Section 6.02. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and will not assert, and agrees to cause any Company and Subsidiary to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of any of the Sellers, shareholders, officers, employees or directors of any Company or Subsidiary (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, by the law firm of Davis Polk & Wardwell, Uria & Menendez, Baker & McKenzie, Gide Loyrette Nouel, or Basham Ringe y Correa S.C. (the “Current Representation”).
     (b) Buyer waives and will not assert, and agrees to cause any Company and Subsidiary to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with any Company or Subsidiary, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by the Sellers, provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby, or to communications other than those between any Designated Persons and Davis Polk & Wardwell, Uria & Menendez, Baker & McKenzie, Gide Loyrette Nouel, or Basham Ringe y Correa S.C.

     Section 6.03. Litigation; Insurance Claim. (a) Buyer acknowledges the existence of the Disclosed Litigation Matters and that the Sellers have agreed to indemnify Buyer, and hold it harmless from, the Disclosed Litigation Matters. In consideration thereof, Buyer agrees that, after the Closing Date, it shall, and shall cause the Companies and the Subsidiaries to, assist and cooperate with the Sellers fully in defending against those claims, including making its employees available for testimony and all other assistance as the Sellers may reasonably require, provided that any reasonable out-of-pocket costs and expenses incurred in connection therewith shall be promptly reimbursed by the Sellers.
     (b) Buyer acknowledges the existence of the claim described in Section 6.03 of the Seller Disclosure Schedule and that the Sellers shall be entitled to any and all amounts recovered with respect to such claim following the Closing. The Sellers acknowledge and agree that such claim shall not be reflected as a receivable or other asset on the Balance Sheet or the Closing Balance Sheet. Buyer agrees that, after the Closing Date, it shall, and shall cause the Companies and the Subsidiaries to (i) assist and cooperate with the Sellers in pursuing such claim as the Sellers may reasonably require, provided that any reasonable out-of-pocket costs and expenses incurred in connection therewith shall be promptly reimbursed by the Sellers, and (ii) promptly deliver to the Sellers any amount recovered by any Company or any Subsidiary under such policy with respect to such claim.
     Section 6.04. Guaranties. Buyer shall use its commercially reasonable efforts to cause itself to be substituted in all respects for the Sellers or their Affiliates, as applicable, as promptly as practicable following the Closing, in respect of those obligations of the Sellers or their Affiliates under (a) the letters of credit and lease guaranties set forth on Section 6.04 of the Seller Disclosure Schedule and (b) any letters of credit in effect on the Closing Date that were obtained by the Sellers or any of their Affiliates for use solely in the Business after the date hereof in the ordinary course of business or in substitution or renewal of such letters of credit referenced in the foregoing subclause (a) or this subclause (b) (each, a “Guaranty” and collectively, the “Guaranties”). No later than three Business Days prior to the Closing Date, the Sellers shall provide an updated Section 6.04 of the Seller Disclosure Schedule listing the Guaranties to be in effect on the Closing Date. From the Closing until the time at which Buyer effects such a substitution with respect to each Guaranty, if ever, after using its commercially reasonable efforts to do so, Buyer shall indemnify the Sellers and their Affiliates against and hold each of them harmless for their obligations under such Guaranty.
     Section 6.05. Formalities Required Under French Law. Buyer will complete, as promptly as practicable following the Closing, all formalities required under French law in connection with the sale of the shares of the French Company and the sale of the Advances, and will promptly inform the Sellers of the completion thereof.
ARTICLE 7
Covenants of Buyer and the Sellers
     Buyer and the Sellers agree that:
     Section 7.01. Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and the Sellers will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) obtaining the approval of the sale of the shares of the French Company by its shareholders (agrément) and (iv) executing simplified transfer forms required under French law for the purpose of formalities (acte réitératif). The Sellers and Buyer agree, and the Sellers, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
     (b) In furtherance and not in limitation of the foregoing, each of Buyer and the Sellers shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event within 25 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
     (c) Notwithstanding subsections (a) and (b) of this Section 7.01 or any other provision of this Agreement to the contrary, in no event shall Buyer or any of its Affiliates be required to agree to: (i) any prohibition of or limitation on the ownership or operation by Buyer, the Companies, the Subsidiaries or any of their respective Affiliates of any portion of their respective businesses or assets, (ii)

divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets (iii) any limitation on the ability of Buyer, the Companies, the Subsidiaries or any of their respective Affiliates, as the case may be, to acquire or hold, or exercise full rights of ownership of, the Company Shares and any capital stock of the Subsidiaries or (iv) any other limitation on Buyer’s, the Companies’, the Subsidiaries’ or any of their respective Affiliates’ ability to effectively control their respective businesses or operations (any such requirement under clauses (i)-(iv), an “Antitrust Order”), except, in the case of clauses (i), (ii) and (iv) of this Section 7.01(c), for a “Stand-Alone Disposition Order,” meaning any disposition of, or limitation on the ownership, operation or control of, any stand-alone facility or stand-alone operation of the Companies or the Subsidiaries that accounts for less than 5% of the combined annual net sales of the Companies and the Subsidiaries for 2005.
     Section 7.02. Certain Filings. The Sellers and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
     Section 7.03. Public Announcements. The parties shall mutually agree on any initial press releases announcing the execution of this Agreement, and on any press releases announcing the consummation of the transactions contemplated hereby. The parties further agree to consult with each other before issuing any other press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.
     Section 7.04. Trademarks and Tradenames; VF Outlet Relationship. (a) Except as set forth in the remainder of this Section 7.04, after the Closing, (i) Buyer shall not, and shall not permit the Companies or the Subsidiaries to, use any of the marks or names set forth on Section 7.04(a)(i) of the Seller Disclosure Schedule (collectively or individually as the context requires, the “VF Trademarks and Tradenames”), and (ii) the Sellers shall not, and shall not permit their Affiliates to, use any of the marks or names that are part of the Owned Intellectual Property Rights (other than the Excluded Marks) (collectively or individually as the context requires, the “Vanity Fair Trademarks and Tradenames”). Additionally, for a period of twenty-three years commencing on the Closing Date, Sellers agree not to use or allow to be used (and agree to cause their Affiliates not to use or allow to be used) the term “VF”, alone or with other words or designs, in connection with women’s undergarments and intimate apparel (other than in a manner consistent with identifying a product as being manufactured by or for VF Parent or any of its Affiliates but not as the predominant trademark associated therewith and with respect to the sale at the VF Outlet, Inc. retail stores of non-“VF” branded products that are manufactured by third parties). The Sellers also hereby acknowledge that Buyer and its Affiliates may in the future use the term “VFI”, alone or with other words or designs, in connection with women’s undergarments and intimate apparel and agree not to oppose such use or otherwise take any action against Buyer or its Affiliates in connection with the use of such term.
     (b) After the Closing, Buyer, the Companies and the Subsidiaries, on the one hand, and the Sellers and their Affiliates, on the other, shall have the right to sell existing inventory and to use existing packaging, labeling, containers, supplies, advertising materials, technical data sheets and any similar materials bearing any VF Trademarks and Tradenames (in the case of Buyer, the Companies and the Subsidiaries) or the Vanity Fair Trademarks and Tradenames (in the case of the Sellers and their Affiliates) until the earlier of (i) 180 days after the Closing Date and (ii) the date stocks existing on the Closing Date are exhausted, provided that VF Outlet, Inc. (and all outlet stores owned by any Seller or any of their respective Affiliates) shall be permitted to use any of the Vanity Fair Trademarks and Tradenames in connection with the sale and merchandising of any inventory acquired from any Company, any Subsidiary or the Buyer prior to, on or after the Closing. Each party and their respective Subsidiaries or Affiliates shall have the right to use the VF Trademarks and Tradenames or the Vanity Fair Trademarks and Tradenames, as the case may be, in advertising that cannot be changed by them using reasonable efforts for a period not to exceed 180 days after the Closing Date. Each such party shall, and shall cause their Subsidiaries and Affiliates to, comply with all Applicable Laws in any use of packaging or labeling containing the VF Trademarks and Tradenames or the Vanity Fair Trademarks and Tradenames, as the case may be.
     (c) Buyer shall, and shall cause the Companies and the Subsidiaries to, use all commercially reasonable efforts to cease using the VF Trademarks and Tradenames on buildings, cars, trucks and other fixed assets as soon as possible within a period not to exceed 180 days after the Closing Date. The Sellers shall, and shall cause their Affiliates to, use all commercially reasonable efforts to cease using the Vanity Fair Trademarks and Tradenames on buildings, cars, trucks and other fixed assets as soon as possible within a period not to exceed 180 days after the Closing Date, provided that, to the extent the relationship described in Section 7.04(f) is established, VF Outlet, Inc. shall, during the term of such relationship, be permitted to use any of the Vanity Fair Trademarks and Tradenames in a manner both consistent with past practice and for the sale of products of the Business pursuant to the terms set forth on Exhibit B.
     (d) Each party agrees that its consent to the amendment or extension of this Section will not be unreasonably withheld if the other party or any of its Subsidiaries or Affiliates cannot exhaust existing inventory within 180 days of the Closing Date.

     (e) As promptly as practicable, and in any event no later than six months after the Closing, Buyer shall take all necessary corporate action to cause the corporate name of each Subsidiary containing the “VF” name to be changed to a name that does not include the “VF” name.
     (f) Buyer and the Sellers shall cooperate in good faith to cause a relationship to be established following the Closing between the Business and VF Outlet, Inc. consistent with the terms set forth in Exhibit B.
     Section 7.05. Confidentiality. (a) To the extent that the Sellers have afforded to Parent, Buyer or their representatives access to information that constitutes confidential information and does not relate to the Companies, the Subsidiaries or the Business, Parent and Buyer agree to hold, and to use their best efforts to cause their representatives to hold, such information (unless it is or becomes publicly available through no breach by Parent, Buyer or their respective Affiliates of this Section 7.05, was already available to Parent, Buyer or their Affiliates on a nonconfidential basis at the time of such disclosure, or is independently developed or acquired by Parent, Buyer or their Affiliates, in which case it shall not be subject to any confidentiality obligations hereunder) confidential by Parent, Buyer and their representatives, provided that if required by Applicable Law (including the rules of any applicable stock exchange) or legal process, Parent or Buyer shall be permitted to disclose any such confidential information.
     (b) The Sellers agree to maintain the confidentiality of all confidential information that relates to the Companies, the Subsidiaries or the Business, unless it becomes publicly available through no breach by the Sellers of this Section 7.05 or is required to be disclosed by Applicable Law (including the rules of any applicable stock exchange), legal process, in connection with the filing of any Seller tax returns or pursuant to this Agreement.
     (c) Each party to this Agreement agrees to maintain the confidentiality of the terms of the transactions contemplated hereby, subject to compliance with Applicable Law (including the rules of any applicable stock exchange), legal process or in connection with the filing of any Seller tax returns.
ARTICLE 8
Tax Matters
     Section 8.01. Definitions. As used herein, the following terms have the following meanings:

     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Income Tax” means any Tax based upon, measured by, assessed or imposed upon gross or net income, including income or franchise Tax or any alternative or add-on minimum Tax.
     “Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.
     “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.
     “Return” means any return, declaration, report, claim for refund, information return, form or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Seller Group” means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which any Seller is a member and, with respect to state, local or foreign Income Taxes, the consolidated, combined or unitary group of which any Seller or any of its Affiliates is a member.
     “Separate Return” means any Income Tax Return of a Company or any of its Subsidiaries that is not jointly filed with a Seller or a member of a Seller Group (other than the Companies and their Subsidiaries).
     “Tax” means (i) any tax, duty, charge, levy, governmental fee or other like assessment or charge of any kind whatsoever separately or jointly due or payable to, or levied or imposed by, any Taxing Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value-added, alternative or add-on minimum, estimated or other taxes, duties, charges or other levies of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed thereto, whether disputed or not and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of any Company or any of its Subsidiaries being a transferee or successor, a member of an affiliated, consolidated, combined or unitary group with any other company, by contract or otherwise, at any time on or prior to the Closing Date.

     “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other applicable law (including, without limitation, pursuant to Section 163(e)(3) or Section 163(j) of the Code).
     “Taxing Authority” means any Governmental Authority or any subdivision, agency, commission or authority thereof having jurisdiction over the assessment, determination, collection or imposition of any Tax.
     Section 8.02. Tax Representations. The Sellers jointly and severally represent and warrant to Buyer as of the date hereof and as of the Closing Date that, except as specifically set forth in the Seller Disclosure Schedule:
     (a) The Sellers, the Companies and their Subsidiaries have timely filed all Income Tax and other material Tax Returns required to be filed with any Taxing Authority on or before the Closing Date for any Pre-Closing Tax Period relating to any of the Companies or their Subsidiaries or with respect to their income, assets, operations or properties. Such Returns were when filed true, correct and complete in all material respects.
     (b) All Income Taxes and other material Taxes due and payable (whether or not shown on any Returns) by the Sellers, the Companies or their Subsidiaries for any Pre-Closing Tax Period during which any of the Companies or their Subsidiaries were part of a Seller Group have been timely paid.
     (c) To the knowledge of the Sellers, there are no material Liens for Taxes (other than Taxes not yet due and payable) that encumber or affect any of the assets or properties of the Companies and their Subsidiaries.
     (d) None of the Companies and their Subsidiaries has given any waivers or extensions (or, to the knowledge of the Sellers, is subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of any material U.S. federal, state or local Taxes.
     (e) There is no action, suit, proceeding, investigation, dispute, audit or claim now proposed, pending or, to the knowledge of the Sellers, threatened against or with respect to any Company or its Subsidiary in respect of any Income Tax or other material Tax.
     (f) Section 8.02(f) of the Seller Disclosure Schedule contains a complete and accurate list of (i) all material audits of U.S. federal, state or local Tax Returns and (ii) to the knowledge of the Sellers, all material audits of foreign Tax Returns, of each of the Sellers, the Companies and their Subsidiaries since January 1, 2002, that relate to an Income Tax or other material Tax imposed on any of the Companies or their Subsidiaries or with respect to the income, assets, properties or operations of any of the Companies or their Subsidiaries. All material deficiencies proposed as a result of any completed audits have been paid or settled, or are being contested in appropriate proceedings in the ordinary course and have been taken into account or are set forth in the books of the Sellers, the Companies and their Subsidiaries in accordance with GAAP.
     (g) None of the Companies and their Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (or any similar group defined under a similar provision of state, local or foreign Law), other than a group the common parent of which was VF Parent, for any taxable period for which the applicable statute of limitations has not expired. VF Parent has filed a consolidated U.S. federal Income Tax Return with Vanity Fair Ventures, Inc. and its U.S. subsidiaries for the taxable year immediately preceding the current taxable year and is eligible to make a Section 338(h)(10) Election (as defined below). None of the Companies or their Subsidiaries is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to any Income Tax or any other material Tax (including any advance pricing arrangement, closing agreement or other agreement with any Taxing Authority relating to any Tax).
     (h) Each of the Companies and their Subsidiaries, other than the French Company, Sandefo Productions SNC, Magnolia Ventures, LLC and VF Intimates L.P., is classified as a corporation for U.S. federal income tax purposes. Each of Magnolia Ventures, LLC and VF Intimates L.P. is classified as a disregarded entity for U.S. federal income tax purposes. Each of the French Company and Sandefo Productions SNC is classified as a partnership for U.S. federal income tax purposes and, in the case of the French Company, has been so classified since its formation. Section 8.02(h) of the Seller Disclosure Schedule contains a list, as of the date of this Agreement, of all U.S. state jurisdictions in which (x) the Companies and their Subsidiaries currently file Returns and (y) the Sellers currently file Returns with respect to an Income Tax or other material Tax imposed on any of the Companies or their Subsidiaries or with respect to their income, assets, properties or operations.
     (i) No domestic jurisdiction in which a Company or Subsidiary currently does not file Tax returns (whether separately or as part of a reporting group) has asserted in writing that such Company or Subsidiary is required to file Returns. No foreign jurisdiction in which a Company or Subsidiary currently does not file Tax returns (whether separately or as part of a reporting group) has made any such assertion that relates to a material amount of Taxes.
     (j) There is no adjustment under any provision of U.S. state, local or foreign Tax law comparable to Section 481 of the Code that would require any of the Companies or their Subsidiaries to include in a taxable period ending after the Closing Date any material amount of taxable income attributable to cash or other property that was received, but was not, or will not be, included as income in a Pre-Closing Tax Period. To the knowledge of the Sellers, none of the Companies or their Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a Post-Closing Tax Period as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (B) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (C) installment sale or open transaction disposition made on or prior to the Closing Date.
     (k) None of the Companies and their Subsidiaries has participated in any “listed transaction” (within the meaning of Treasury Regulations Section 1.6011-4(b)).
     (l) None of the Companies and their Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (A) during the five-year period ending on the date hereof or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the sale of Company Shares contemplated by this Agreement. No material property of the Companies or their Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.
     (m) To the knowledge of the Sellers, no Person providing services to any of the Companies and their Subsidiaries who, for any taxable year or taxable period for which the applicable statute of limitations has not yet expired, was or is being treated by the Companies and their Subsidiaries as an independent contractor for Tax purposes, was or is required to have been classified as an employee for Tax purposes. The Companies and their Subsidiaries have each timely withheld, collected and paid to the appropriate Taxing Authority all material Taxes required to have been withheld, collected or paid in connection with amounts paid or owing to any lender, shareholder, employee, creditor, independent contractor or other Person with respect to Pre-Closing Tax Periods.
     (n) As of the Closing Date, no amount paid or payable under this Agreement, any agreement referred to herein, or any existing obligation of the Companies or any of their Subsidiaries (whether in cash, in property, or in the form of benefits) by or on behalf of the Companies, any of their Subsidiaries or the Buyer in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event), whether before, on, or after the Closing Date, will be an “excess parachute payment” within the meaning of Section 280G of the Code.

     Section 8.03. Tax Covenants. (a) Buyer and VF Parent agree to make a timely, effective and irrevocable election under Section 338(h)(10) of the Code and under any comparable statutes in any other jurisdiction with respect to Vanity Fair Ventures, Inc. and each of its domestic Subsidiaries (collectively, the “Section 338(h)(10) Election”), and to file such election in accordance with applicable regulations. The Sellers shall pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify Buyer, the Companies and their Subsidiaries against and agree to hold them harmless from any payment of any such Tax. The Section 338(h)(10) Election shall properly reflect the Allocation Statement. Buyer, on the one side, and VF Parent, on the other side, shall bear their respective administrative, legal, accounting and similar expenses resulting from the making of the Section 338(h)(10) Election and any defense of the reported positions of the parties based on the Allocation Statement. The Sellers agree to cooperate fully with respect to the making of the Section 338(h)(10) Election.
     (b) Buyer agrees to indemnify the Sellers for any additional Tax owed by the Sellers (including Tax owed by the Sellers due to this indemnification payment) resulting from any transaction engaged in by the Companies or their Subsidiaries not in the ordinary course of business occurring on the Closing Date after Buyer’s purchase of the Company Shares. Buyer and the Sellers agree to report all transactions not in the ordinary course of business occurring on the Closing Date after Buyer’s purchase of the Company Shares on Buyer’s federal Income Tax Return (and any comparable state, local or other Returns) to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any comparable state, local or other provision). The Sellers agree to give prompt notice to Buyer of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought under this Article 8. Buyer may participate in any such suit, action or proceeding at its own expense and the parties hereto shall cooperate in the defense or prosecution thereof.
     (c) From the date hereof until the Closing Date, none of the Companies and their Subsidiaries shall make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to a Tax refund, offset or other reduction in Tax liability, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, if any such actions, considered in the aggregate, would have the effect of materially increasing the Tax liability or reducing any Tax Asset of any of the Companies or their Subsidiaries for a Post-Closing Tax Period.
     (d) The Sellers shall prepare, or cause to be prepared, and timely file, or cause to be filed (taking into account any extension of a required filing date) all Income Tax Returns required to be filed after the Closing Date with respect to the Companies or any of their Subsidiaries with respect to any Tax period that ends on or before the Closing Date, and shall promptly pay all Taxes due thereon. Without limiting the foregoing, for all taxable periods ending on or before the Closing Date, VF Parent shall cause Vanity Fair Ventures, Inc. and its U.S. Subsidiaries to join in VF Parent’s consolidated federal Income Tax Return and, in jurisdictions requiring separate reporting from VF Parent, to file separate company state and local Income Tax Returns. Any Separate Return filed pursuant to this Section 8.03(d) shall be prepared in a manner consistent with past Tax accounting practices and methods (except as required by a change in applicable law) and without a change of any election or any accounting method, and drafts of such Separate Returns shall be submitted by the Sellers to the Buyer (together with schedules, statements and, to the extent reasonably requested by Buyer, supporting documentation) at least 45 days prior to the due date (including extensions) of such Returns for Buyer’s review and comment.
     (e) VF Parent shall include the income of Vanity Fair Ventures, Inc. and its U.S. Subsidiaries (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) on VF Parent’s consolidated federal Income Tax Returns for all periods through the end of the Closing Date and shall timely pay any federal Income Taxes attributable to such income.
     (f) Buyer shall promptly pay or cause to be paid to the Sellers all refunds of Income Taxes and interest thereon received by Buyer, any Affiliate of Buyer, the Companies or any of their Subsidiaries that are attributable to Income Taxes with respect to any Pre-Closing Tax Period that were paid by (i) the Sellers (or any predecessor or Affiliate of any Seller) (including any such Taxes paid in respect of any liability of the Companies or their Subsidiaries or pursuant to Section 8.06(a)), except for Taxes for which Buyer or its Affiliates indemnified the Sellers pursuant to Section 8.03(b), or (ii) the Companies and their Subsidiaries (but only to the extent such Taxes in (ii) were paid prior to the Closing). If, in lieu of receiving any such refund, any Company or any of its Subsidiaries reduces a Tax liability with respect to a Post-Closing Tax Period or increases a Tax Asset that can be carried forward to a Post-Closing Tax Period, Buyer shall pay or cause to be paid to the Sellers the amount of such reduction in Tax liability or the amount of any benefit resulting from such increase in Tax Assets, as the case may be, when actually realized. Notwithstanding the above, payments pursuant to this Section 8.03(f) shall only be made to the extent that any such refund, reduction in Tax liability or increase in Tax Assets exceeds any actual increase in the liability of the Companies and their Subsidiaries (or of the Buyer or any Affiliate of the Buyer required to take items of the Companies or their Subsidiaries into account in computing its Tax liability) for Taxes for any Post-Closing Tax Period as a result of the Tax position underlying such refund, reduction in Tax liability or increase in Tax Assets.

     (g) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be borne and timely paid by the Sellers. The Sellers shall, at their own expense, file all necessary Returns and other documentation with respect to all such Taxes. The Sellers shall indemnify, and hereby agree to reimburse and hold harmless, Buyer, the Companies and their Subsidiaries in respect of any liability for payment of or failure to pay any such Taxes or the filing of or failure to file any Returns required in connection therewith.
     (h) Buyer shall prepare, or cause to be prepared, all Returns (other than Returns required to be filed by the Sellers under Section 8.03(c)) required to be filed by any Company or its Subsidiaries after the Closing Date that includes any Pre-Closing Tax Period. Buyer shall timely file, or cause to be timely filed, all such Returns. Any such Return shall be prepared in a manner consistent with past tax accounting practices and methods (except as required by a change in applicable law) and without a change of any election or any accounting method, and drafts of Income Tax and other material Returns shall be submitted by Buyer to the Sellers (together with schedules, statements and, to the extent reasonably requested by the Sellers, supporting documentation) at least 45 days prior to the due date (including extensions) of such Return. The Sellers shall have the right at their own expense to review all work papers and procedures used to prepare any such Return. If any Seller, within 10 business days after delivery of any such Return, notifies Buyer in writing that it objects to any items in such Return, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Return) by a nationally recognized independent accounting firm chosen by and mutually acceptable to both Buyer and the Sellers. Upon resolution of all such items, the relevant Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of such accounting firm shall be borne equally by Buyer, on the one hand, and the Sellers, on the other hand.
     (i) Prior to Closing, each Seller shall deliver to Buyer an affidavit of non-foreign status in a form that satisfies the requirements of Section 1445(b)(2) of the Code.
     Section 8.04. Tax Sharing. Any and all existing Tax sharing agreements between any Company or Subsidiary and any member of a Seller Group shall be terminated as of the Closing Date. After such date, none of the Companies, their Subsidiaries, any Seller nor any Affiliate of the Sellers shall have any further rights or liabilities thereunder.
     Section 8.05. Cooperation on Tax Matters. Buyer and the Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance (including making employees available on a mutually convenient basis to explain any materials provided hereunder) relating to the Companies and their Subsidiaries as is reasonably necessary for the filing of any Return (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Buyer and the Sellers agree to retain or cause to be retained all books and records pertinent to the Companies and their Subsidiaries with respect to Tax matters relating to any Pre-Closing Tax Period until the applicable period for assessment under Applicable Law (including, to the extent notified by the Buyer or the Sellers, any extension or waiver thereof) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Buyer and the Sellers agree to give reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if a party so requests, the Buyer or Sellers, as the case may be, shall allow the requesting party to take possession of such books and records. Buyer and the Sellers shall cooperate with each other in the conduct of any audit or other proceeding involving the Companies and their Subsidiaries for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.
     Section 8.06. Indemnification by the Sellers. (a) The Sellers hereby jointly and severally indemnify the Buyer Indemnified Parties (as defined below) against and agree to hold them harmless from:
     (i) Any Income Tax (or non-payment thereof) of any Company or any Subsidiary relating to a Pre-Closing Tax Period;
     (ii) Any and all Income Taxes of any member (other than the Companies and their Subsidiaries) of a Seller Group of which any of the Companies or any of their Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation; and
     (iii) All liabilities, costs and expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses) arising out of or incident to any such Tax pursuant to Section 8.06(a)(i) and Section 8.06(a)(ii), including (x) Damages incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any Tax and (y) Damages incurred while cooperating with Sellers.
The sum of the Sellers’ indemnification obligations pursuant to Section 8.06(a)(i) through Section 8.06(a)(iii) shall be referred to as a “Loss”.

     (b) For purposes of this Article 8 (and giving effect to Section 8.03(b)), in the case of any Taxes that are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the portion of such Taxable period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant Taxable period ended on (and included) the Closing Date, except for real and personal property Taxes, which shall be prorated on a per diem basis. Any credits relating to a Taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant Taxable period ended on (and included) the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Companies and their Subsidiaries.
     (c) If the Sellers’ indemnification obligation under this Section 8.06 arises in respect of an adjustment which makes allowable to Buyer, any of its Affiliates or, effective upon the Closing, any Company or its Subsidiary any deduction, amortization, exclusion from income or other Tax benefit (a “Tax Benefit”) which would not, but for such adjustment, be allowable, then any payment by the Sellers to Buyer shall be reduced by any Tax Benefit actually realized by the Buyer Indemnified Party on account of the underlying claim.
     (d) Any payment by the Sellers pursuant to this Section 8.06 shall be made not later than 30 days after receipt by the Sellers of written notice from Buyer stating that any Loss has been paid by a Buyer Indemnified Party and stating the amount thereof and the indemnity payment requested.
     (e) If any audit, claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Section 8.06 (a “Tax Claim”) is asserted in writing against Buyer, any of its Affiliates or, effective upon the Closing, any Company or any of its Subsidiaries, Buyer shall notify the Sellers of such claim or demand within 30 days of receipt thereof (provided, however, that delay on the part of the Buyer in notifying the Sellers shall relieve the Sellers from any obligation hereunder solely to the extent the Sellers are thereby prejudiced) and shall give the Sellers such information with respect thereto as the Sellers may reasonably request. The Sellers may discharge, at any time, their indemnification obligation under this Section 8.06 by paying to Buyer the amount payable pursuant to this Section 8.06. Except as otherwise provided below, the Sellers may, at their own expense, participate in and, upon notice to Buyer within 30 days of the Sellers’ receipt of notice regarding a Tax Claim, assume the defense of any such Tax Claim. If the Sellers assume such defense, except as provided below, the Sellers shall control and have the sole responsibility for and sole discretion as to the conduct of such defense, and Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Sellers. The party controlling the defense of any Tax Claim shall (i) keep the other party informed of the status of the proceedings, (ii) provide to the other party copies of all documents delivered or received in connection with such proceedings promptly following delivery to or receipt from a Taxing Authority, (iii) consult in good faith with the other party regarding all matters relating to the conduct of such proceedings and (iv) use reasonable best efforts to provide the other party with an opportunity to attend as an observer settlement discussions and other conferences and meetings relating thereto. No settlement, agreement or acquiescence with respect to any Tax Claim that relates to a Separate Return shall be made without the consent of Buyer, which Buyer can withhold in its sole discretion; provided, however, that if the Buyer withholds its consent from a proposed settlement, agreement or acquiescence, the Sellers shall be entitled to turn over control and sole responsibility for the conduct of the defense of such Tax Claim to the Buyer upon written notice to Buyer, in which case the Sellers’ indemnification obligation under Section 8.06(a) with respect to such Tax Claim shall be no greater than the amount that Sellers would have paid had Buyer consented to such proposed settlement, agreement or acquiescence (and such amount shall be promptly remitted to Buyer at such time, subject to Buyer’s obligation to promptly refund to the Sellers any such amount or portion thereof not actually remitted to the applicable Taxing Authority upon final resolution of such Tax Claim). Whether or not Buyer or the Sellers choose to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.
     (f) The Sellers shall not be liable under this Section 8.06 for (i) any Tax the payment of which was made without the Sellers’ prior written consent (unless otherwise required by applicable law) or (ii) any settlements effected without the consent of the Sellers, or resulting from any claim, suit, action, litigation or proceeding with respect to which the Sellers were not notified pursuant to Section 8.06(e), provided that in each case such limitations on liability shall only apply to the extent the Sellers were prejudiced as a result thereof.
     Section 8.07. Purchase Price Adjustment. Any amount paid by the Sellers or Buyer under Article 8 or Article 11 will be treated as an adjustment to the Purchase Price.
ARTICLE 9
Employee Benefits
     Section 9.01. References. References in this Article 9 to Sellers and Buyer shall be deemed to be references to such entities and their respective Affiliates (including the Companies and Subsidiaries), as appropriate.
     Section 9.02. U.S. Employees. (a) Buyer and the Sellers shall enter into an Employee Secondment Agreement effective as of the Closing Date, based upon the terms set forth in the term sheet attached hereto as Exhibit C (the “Employee Secondment Agreement”). For the 90-day period commencing as of the Closing Date, Sellers shall make available to Buyer the Active U.S. Business Employees subject to and in accordance with the terms of the Employee Secondment Agreement. Buyer shall offer employment to each Active U.S. Business Employee effective as of the date immediately following this 90-day period (the “U.S. Employee Transition Date”), conditioned on the continued employment of such Active U.S. Business Employee with Sellers as of the date preceding the U.S. Employee Transition Date. Notwithstanding the forgoing, if an Active U.S. Business Employee is not actively at work as of the U.S. Employee Transition Date due to an illness, short-term disability leave or other Seller-approved leave of absence, the offer of employment by Buyer to such Active U.S. Business Employee shall be effective as of the first date that such Active U.S. Business Employee is willing and able to return to actively-at-work status, provided such date is not later than six months from the end of the U.S. Employee Transition Date. Buyer shall offer the Active U.S. Business Employees an initial level of compensation, aggregate benefits, position, job location and work facilities which are substantially comparable in the aggregate to the those enjoyed by such Active U.S. Business Employees as of the Closing Date (excluding any equity-based compensation).
     (b) If Buyer relocates the job location of any salaried Active U.S. Business Employee during the first twelve months following the Closing Date, Buyer shall provide competitive relocation benefits to such Active Business Employee.
     (c) If, within the first twelve months after the Closing, an Active U.S. Business Employee is dismissed by reason of redundancy or otherwise rendered redundant, such Active U.S. Business Employee shall receive severance benefits no less favorable to such employee than the protections and benefits set forth in Section 9.02(c) of the Seller Disclosure Schedule.
     (d) Buyer shall cause the Companies and the Subsidiaries to initially provide to each Active U.S. Business Employee who transfers employment to Buyer coverage under one or more medical and dependent care flexible spending account plans sponsored by Buyer, one of the Companies or one of the Subsidiaries (“Buyer’s 125 Plan”) as of the date that such Active U.S. Business Employee transfers employment (“Seller’s 125 Plan”).
     (e) Within ninety (90) days after the Closing Date, Buyer shall cover, or cause the Companies and the Subsidiaries to cover, the Active U.S. Business Employees under one or more Code Section 401(k) defined contribution plans and trusts qualifying under Section 401(a) and Section 501(a) of the Code (the “Buyer 401(k) Plan”). The Buyer 401(k) Plan shall be comparable to the VF Retirement Savings Plan for Salaried Employees and the VF Retirement Savings Plan for Hourly Employees (collectively, the “Seller 401(k) Plan”). The Buyer 401(k) Plan shall permit each Active U.S. Business Employee to make a “direct rollover” to the Buyer 401(k) Plan of his or her distributable account balance and any participant loan notes, if any, under the Sellers’ qualified plans.

     Section 9.03. International Employees. (a) Each Active International Business Employee shall transfer employment to the Buyer affiliated group coincident with the transfer of title to the Shares to Buyer hereunder. Where Applicable Law provides for the transfer of employment of an Active International Business Employee upon consummation of the transactions contemplated by this Agreement, Buyer shall assume and honor all terms and conditions of employment in respect of such Active International Business Employee as required by Applicable Law. Where Applicable Law does not provide for the transfer of employment of an Active International Business Employee upon consummation of the transactions contemplated by this Agreement, Buyer shall make offers of employment, effective as of the Closing Date, to such Active International Business Employee. The terms of each International Business Employee’s transfer or offer of employment hereunder shall be sufficient to avoid statutory and common law severance obligations in connection with the consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, each Active International Employee employed in Hong Kong shall be covered by the Employee Secondment Agreement and his or her employment shall transfer to the Buyer affiliated group, and Buyer shall make an offer of employment to such Active International Employee, coincident with the expiration of the term thereof.
     (b) If, within the first twelve months after the Closing, an Active International Business Employee is dismissed by reason of redundancy or otherwise rendered redundant, such Active International Business Employee shall receive notice pay and severance benefits equal to the greater of (i) the notice pay and severance benefits to which such employee is entitled under such Active International Business Employee’s terms and conditions of employment or (ii) the notice pay and severance benefit that would be available under the applicable severance arrangement covering the Active International Business Employee as of the date hereof as required by Applicable Law.
     (c) Buyer shall cooperate with, and provide timely assistance to, the Sellers and their Affiliates with respect to any required consultation or other requirements with respect to any works councils, employee representatives and/or unions in relation to the transactions contemplated by this Agreement and the transfer of the Active International Business Employees. For the purposes of enabling the Sellers and their Affiliates to comply with their obligations to inform and consult pursuant to Applicable Law, Buyer shall give such information in writing to the Sellers as any Seller may reasonably request and shall provide such copies of documents or attend such meetings with representatives of the Active International Business Employees as any Seller may reasonably require, with out-of-pocket costs incurred in connection therewith to be reimbursed by such Seller.

     Section 9.04. Service Credit. Buyer shall provide credit for all prior service by all Active Business Employees with any Seller or its Affiliates or with any Company or Subsidiary as of the Closing Date for purposes of participation eligibility and vesting under all benefit plans, programs, policies and arrangements provided to transferring Active Business Employees following the Closing Date, except that Buyer shall not be required to provide credit for such prior services for purposes of benefit accruals under any defined benefit pension plan.
     Section 9.05. Welfare Benefit Plans. Buyer shall have welfare benefit plans in effect as of the 90th day following the Closing Date providing continuous uninterrupted medical, dental and vision benefits, life insurance (including AD&D coverage) and short-term and long-term disability benefits to the transferring Active Business Employees and their dependents who immediately prior to the Closing Date were covered under welfare benefit plans of the Sellers, the Companies or the Subsidiaries providing such benefits. Buyer shall cause to be waived any pre-existing condition limitations or other restrictions that would prevent immediate and full participation of any transferring Active Business Employees (or their eligible dependents) under any such welfare benefit plans (including, without limitation, medical, dental, short-term disability and long-term disability plans) to the extent such limitations and restrictions would not apply under similar plans of the Sellers, the Companies and the Subsidiaries as in effect prior to the Closing. In those countries in which health benefits are subject to co-payments or deductibles, for the plan year during which the Closing occurs, Buyer will give to the transferring Active Business Employees and their eligible dependents full credit for all co-payments and deductibles satisfied prior to the Closing as if coverage had been continuous under a single plan.
     Section 9.06. Accrued Vacation Days. Buyer shall assume and honor all vacation days accrued under the vacation policies of the Sellers, the Companies and the Subsidiaries but not yet taken by each transferring Active Business Employee as of the Closing Date.
     Section 9.07. Workers’ Compensation. Buyer shall assume all obligations and liability relating to all workers’ compensation claims incurred by any Business Employee on or after January 1, 2001.
     Section 9.08. No Employee Rights. Notwithstanding any provision of this Agreement to the contrary, (i) no Business Employee shall have any contractual rights (as a third party beneficiary or otherwise) with respect to any provisions of this Article 9 or any other provision of this Agreement, and (ii) nothing in this Article 9 or any other provision of this Agreement shall affect the at-will status of any Business Employee or be treated as an amendment of, or undertaking to amend, any employee benefit plan, arrangement or policy covering any Business Employee or any dependant of any Business Employee.

ARTICLE 10
Conditions to Closing
     Section 10.01. Conditions to Obligations of Buyer and the Sellers. The obligations of Buyer and the Sellers to consummate the Closing are subject to the satisfaction of the following conditions:
     (a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.
     (b) Approvals from the merger control authorities in France and Germany having been received on terms reasonably satisfactory to the Buyer.
     Section 10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:
     (a) (i) The Sellers shall have performed in all material respects all obligations hereunder required to be performed by them on or prior to the Closing Date, (ii) the representations and warranties of the Sellers contained in this Agreement and in any certificate or other writing delivered by the Sellers pursuant hereto, without regard to any qualifications therein regarding materiality or Material Adverse Effect, shall be true at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect, and (iii) Buyer shall have received a certificate signed by the chief financial officer of VF Parent to the foregoing effect.
     (b) VF Parent and all appropriate Affiliates of VF Parent shall have delivered a counterpart to the Transition Services Agreement and the Employee Secondment Agreement executed and delivered by an authorized officer thereof reflecting the agreement of such Persons to be a party to and bound by each such agreement.
     (c) Buyer shall have received all documents it may reasonably request relating to the existence of the Sellers, the Companies and the Subsidiaries and the authority of the Sellers for this Agreement, all in form and substance reasonably satisfactory to Buyer.
     (d) There shall not have been instituted or pending any action or proceeding by any Governmental Authority before any court or other Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise, directly or indirectly, to restrain or prohibit the transactions contemplated by this Agreement or seeking to obtain material damages or (ii) other than in connection with a Stand-Alone Disposition Order with respect to the Business, seeking to restrain or prohibit Buyer’s ownership or operation (or that of its respective subsidiaries or Affiliates) of all, or any portion, of the business or assets of the Companies and the Subsidiaries, or of Buyer or any of its subsidiaries or Affiliates, or to compel Buyer or any of its subsidiaries or Affiliates to dispose of or hold separate all, or any portion, of the business or assets of the Companies and the Subsidiaries, or of Buyer and its subsidiaries and Affiliates.
     (e) There shall not have been after the date of this Agreement any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to this Agreement, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the transactions contemplated by this Agreement and any applicable waiting periods under the other Antitrust Laws, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) or (ii) of paragraph (d) above.
     Section 10.03. Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the Closing is subject to the satisfaction of the following further conditions:
     (a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto, without regard to any qualifications therein regarding materiality or Material Adverse Effect, shall be true at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not in the aggregate reasonably be expected to have a Buyer Material Adverse Effect, and (iii) the Sellers shall have received a certificate signed by an executive officer of Buyer to the foregoing effect.
     (b) Buyer shall have delivered a counterpart to the Transition Services Agreement and the Employee Secondment Agreement executed and delivered by an authorized officer thereof reflecting the agreement of Buyer to be a party to and bound by such agreements.
     (c) The Sellers shall have received all documents reasonably requested relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to the Sellers.

ARTICLE 11
Survival; Indemnification
     Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement (other than those contained in Section 3.21) or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the date that is 545 days after the Closing Date; provided that the representations and warranties contained in Sections 3.01, 3.02, 3.03, 3.05, 3.06, 3.07, 3.18 and 8.02 (collectively, the “Seller Excluded Representations”) and Sections 4.01, 4.03, 4.08 and 4.09 (collectively, the “Buyer Excluded Representations”) shall survive indefinitely or until the latest date permitted by law. The representations and warranties of Sellers contained in Section 3.21 shall survive the Closing until the date that is seven (7) years after the Closing Date, and the indemnification for Identified Environmental Matters set forth in Section 11.02(a)(z) below shall survive the Closing until the date that is ten (10) years after the Closing Date. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified herein or therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof (other than a breach of the indemnification for Identified Environmental Matters) shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. No representations, warranties, covenants or agreements of any party contained in this Agreement shall be deemed waived or otherwise affected by any investigation or knowledge of another party.
     Section 11.02. Indemnification. (a) Effective at and after the Closing, the Sellers hereby jointly and severally indemnify Buyer, its Affiliates, successors and permitted assigns and each of the foregoing’s respective officers, directors, managers and employees and, effective upon the Closing, the Companies or the Subsidiaries (collectively, the “Buyer Indemnified Parties”) against and agree to hold each of them harmless from any and all damage, loss and expense (including reasonable and documented, out-of-pocket expenses of investigation and reasonable and documented, out-of-pocket attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) actually suffered by any Buyer Indemnified Party arising out of (w) any misrepresentation or breach of representation or warranty made by the Sellers pursuant to this Agreement, without giving effect to any qualification relating to materiality or

Material Adverse Effect contained therein (each such misrepresentation and breach of warranty a “Warranty Breach”), (x) any breach of covenant or agreement made or to be performed by the Sellers pursuant to this Agreement, (y) the Disclosed Litigation Matters and (z) the Identified Environmental Matters; provided that with respect to indemnification by the Sellers for Warranty Breaches (other than breaches of or inaccuracies in the Seller Excluded Representations) pursuant to this Section, (i) no Seller shall be liable for any individual Warranty Breach unless the aggregate amount of Damages from or in connection with such Warranty Breach exceeds $100,000 and then only to the extent of such excess, (ii) no Seller shall be liable for any individual Warranty Breach unless the Damages arising from or in connection with that individual Warranty Breach, together with the Damages arising from or in connection with all other Warranty Breaches, exceeds $4,500,000, and (iii) the Sellers’ maximum liability for all such Warranty Breaches shall not exceed $35,000,000 (the “Warranty Cap”), and provided further that, in connection with the Identified Environmental Matters, the Sellers’ maximum liability shall not exceed $15,000,000 (the “Identified Environmental Cap”) plus any amounts under the Warranty Cap that may be still available after such time, if any, that the Identified Environmental Cap has been reached. In no event shall the Sellers’ liability under this Article 11 (other than with respect to the Disclosed Litigation Matters) exceed the Purchase Price.
     (b) Effective at and after the Closing, Buyer hereby indemnifies each Seller, its Affiliates, successors and permitted assigns, and each of the foregoing’s officers, directors, managers and employees, against and agrees to hold each of them harmless from any and all Damages actually suffered by any of them arising out of any misrepresentation or breach of representation or warranty made by the Buyer, without giving effect to any qualification relating to materiality or Material Adverse Effect contained therein (“Buyer Warranty Breach”) or breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement. Buyer acknowledges that, due to the French Company’s status as a “société en nom collectif”, Sellers and their Affiliates may under French Applicable Law be liable to third parties following the Closing for the liabilities of the French Company incurred during or relating to the period preceding the completion of the formalities required under French law in connection with the sale of the shares of the French Company (the “French Statutory Liabilities”). Buyer agrees to indemnify the Sellers and their Affiliates against and to hold each of them harmless from any such French Statutory Liabilities, except to the extent Buyer is otherwise indemnified by Sellers therefore under Section 8.06 or Section 11.02(a) (it being understood that nothing herein shall affect any rights Buyer may have under Section 8.06 or Section 11.02(a) hereof). With respect to Sections 4.03, 4.04 and 4.07, (i) Buyer shall not be liable for any individual Buyer Warranty Breach unless the aggregate amount of Damages from or in connection with such Buyer Warranty Breach exceeds $100,000 and then only to the extent of such excess, (ii) Buyer shall not be liable for any individual Buyer Warranty

Breach unless the Damages arising from or in connection with that individual Buyer Warranty Breach, together with the Damages arising from or in connection with all other Buyer Warranty Breaches, exceeds $4,500,000, and (iii) Buyer’s maximum liability for all such Buyer Warranty Breaches shall not exceed $35,000,000. In no event shall the Buyer’s liability under this Article 11 (other than with respect to the French Statutory Liabilities) exceed the Purchase Price.
     Section 11.03. Procedures. (a) Any party seeking indemnification under Section 6.04 or Section 11.02 (the “Indemnified Party”) agrees to give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding (each, a “Claim”) or the need to perform an Environmental Investigation, in each case in respect of which indemnity may be sought under such Section, and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, unless (and then only to the extent) such failure shall have adversely prejudiced the Indemnifying Party.
     (b) The Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any third party, including a Governmental Authority (each, a “Third Party Claim”) for which an Indemnified Party seeks indemnification hereunder and, subject to the limitations set forth in this Section, shall control and appoint lead counsel for such defense, including the defense of the Disclosed Litigation Matters, in each case at its expense, unless it provides written notice to such Indemnified Party that it will not control such defense within 20 days of its receipt of the related Claim.
     (c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.03 and in all cases in relation to the Disclosed Litigation Matters (the defense of which shall be controlled by the Indemnifying Party as per Section 11.03(b) above), (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such Third Party Claim, unless such settlement (1) releases the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim, (2) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (3) there is no finding or admission of any violation of Applicable Law, and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party is also a party to a Third Party Claim or Disclosed Litigation Matter and the Indemnified Party determines in good faith that joint representation would be inappropriate, the Indemnifying Party may not assume (or continue to assert) control of the defense of any such matter and instead the Indemnified Party may control the defense of such matter with counsel chosen by the Indemnified Party and reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party.

     (d) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and the Disclosed Litigation Matters and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, with all reasonable out-of-pocket costs and expenses incurred in connection with such cooperation to be promptly reimbursed by the Indemnifying Party.
     (e) (i) It is agreed and understood that, subject to the terms of this Agreement, any Environmental Investigations voluntarily performed by or on behalf of Buyer or its Affiliates shall not serve to limit Sellers’ indemnity obligations for Environmental Matters as provided for in this Article 11, provided, however, that the costs of all initial Environmental Investigations conducted voluntarily by or on behalf of Buyer or its Affiliates prior to bringing a related Claim hereunder against Sellers shall not be indemnifiable Damages under this Article 11. Each of the Sellers, Buyer and their respective Affiliates agree to maintain in strict confidence the results of such initial Environmental Investigations, unless required to be disclosed by any law or disclosed in accordance with Section 11.03(e)(ii) or Section 11.03(e)(iii). Subject to any available joint defense privilege or other privilege available under law, Buyer agrees to provide Sellers with copies of all final reports prepared by or for Buyer or its Affiliates as a result of any initial Environmental Investigation conducted by or on behalf of Buyer or its Affiliates.
     (ii) With respect to Environmental Matters (including the Identified Environmental Matters) concerning soil, surface water or groundwater contamination for which the Sellers are obligated to indemnify a Buyer Indemnified Party under this Article 11, the Sellers shall have the option, by providing written notice of their election to the Buyer Indemnified Party within 20 business days of its receipt of a Claim from Buyer Indemnified Parties for indemnification under Section 11.02(a), to assume exclusive control of the resolution of such Claim and underlying Environmental Matter, including, without limitation, the exclusive option to obtain, prepare or carry out any tests, reports, surveys and workplans to define, delineate, remediate or address any contamination or noncompliance, to conduct remediation, and to contact, report to, and negotiate and otherwise deal with Governmental Authorities (collectively, the “Remedial Action”). For all Environmental Matters concerning soil, surface water or groundwater contamination indemnifiable under Section 11.02(a) which the Sellers elect to control, the Sellers shall (1) when required, notify the appropriate Governmental Authority or Authorities with jurisdiction over the Remedial Action of the existence of the Environmental Matter, unless such notice is not required by law and the parties agree not to submit such notice, (2) be required to act only in a “Commercially Reasonable Manner” and to institute Remedial Action based upon the use of the subject property for industrial purposes, or if the subject property was used for commercial purposes as of the Closing, based upon the use of the subject property for commercial purposes and (3) with respect to a Remedial Action over which Governmental Authorities are exercising jurisdiction, obtain, if available from such Governmental Authorities, a “no further action” or similar written determination indicating that no additional Remedial Action is required to be completed with respect to the underlying Environmental Matter, provided such letter may contain exceptions for new findings of soil, surface water or groundwater contamination or land use changes that would invalidate or otherwise alter the basis upon which the letter was issued (an “NFA Letter”), provided, however, for the sake of clarity, to the extent there are any such new findings, the issuance of the prior NFA Letter shall not prejudice the rights of the Buyer Indemnified Parties from bringing a Claim for indemnification under Section 11.02(a) if that new finding would otherwise have qualified as an indemnifiable matter under this Article 11. With respect to such Environmental Matters, Buyer shall, and shall cause its Affiliates to, cooperate with the Sellers in providing all necessary and reasonably requested access to properties, facilities and relevant employees and providing the Sellers with copies of all communications relating to such matters sent to and received from any third party, provided that the Sellers shall use commercially reasonable efforts to avoid or limit any interference with the normal business operations of the Company and Subsidiaries and provided, further, that Buyer agrees to, and shall cause its Affiliates to, reasonably cooperate with the Sellers in the Sellers’ efforts to avoid or limit such interference. The Sellers shall give Buyer reasonable advance notice of, and the right to participate in at Buyer’s sole cost, any formal discussions or negotiations with any Governmental Authority concerning the Remedial Action, as well as the right to review in advance and provide comments on any documents proposed to be submitted to Governmental Authorities or other third parties. If the Sellers are directed or otherwise required to conduct, and do conduct, Remedial Action with respect to any contamination of the soil, surface water or groundwater caused by operations conducted at the property after the Closing Date (the “Post-Closing Contamination”), Buyer shall reimburse the Sellers promptly upon receipt of a request for reimbursement for Damages the Sellers incurred to address the Post-Closing Contamination. Upon discovering that a Remedial Action matter may involve Post-Closing Contamination, the Sellers shall (1) promptly notify Buyer, (2) coordinate with Buyer regarding the appropriate manner in which to address the Post-Closing Contamination and (3) obtain Buyer’s prior approval of any actions to be taken and Damages to be incurred in connection with such Post-Closing Contamination.

     (iii) With respect to Environmental Matters (including the Identified Environmental Matters) concerning soil, surface water or groundwater contamination for which the Sellers are obligated to indemnify a Buyer Indemnified Party under this Article 11 that Sellers do not elect to control in accordance with Section 11.03(e)(ii) or 11.03(b), Buyer shall assume exclusive control of the resolution of such Claim and underlying Environmental Matter, including, without limitation, the exclusive option to take any Remedial Action. For all Environmental Matters concerning soil, surface water or groundwater contamination indemnifiable under Section 11.02(a) which the Sellers elect to not control, Buyer shall (1) when required, notify the appropriate Governmental Authority or Authorities with jurisdiction over the Remedial Action of the existence of the Environmental Matter, unless such notice is not required by law and the parties agree not to submit such notice, (2) be required to act in a “Commercially Reasonable Manner” and to institute Remedial Action based upon the use of the subject property for industrial purposes, or if the subject property was used for commercial purposes as of the Closing, based upon the use of the subject property for commercial purposes, and for the sake of clarity, the Sellers’ indemnification obligations under Section 11.02(a) shall be limited to Damages (A) actually incurred for Remedial Actions conducted in a “Commercially Reasonable Manner” and (B) instituted based upon the use of the subject property for industrial or commercial purposes, as appropriate, and (3) with respect to a Remedial Action over which Governmental Authorities are exercising jurisdiction, obtain, if available from such Governmental Authorities, an NFA Letter, provided, however, for the sake of clarity, to the extent there are new findings of soil, surface water or groundwater contamination with respect to any property that is the subject of an NFA Letter, the issuance of the prior NFA Letter shall not prejudice the rights of the Buyer Indemnified Parties from bringing a Claim for indemnification under Section 11.02(a) if such new findings would otherwise have qualified as an indemnifiable matter under this Article 11. With respect to such matters, the Sellers shall, and shall cause their Affiliates to, cooperate with Buyer in providing all necessary and reasonably requested access to relevant employees and providing Buyer with copies of all communications relating to such matters sent to and received from any third party. Buyer shall give, or cause to be given to, Sellers reasonable advance notice of, and the right to participate in, at Sellers’ sole cost, any formal discussions or negotiations with any Governmental Authority concerning the Remedial Action, as well the right to review in advance and provide comments on any documents proposed to be submitted to Governmental Authorities or other third parties.

     Section 11.04. Calculation of Damages. (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor, and (ii) Tax benefit actually and currently realized by the Indemnified Party arising from the incurrence or payment of any such Damages. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party in full satisfaction of all Damages actually suffered by the Indemnified Party, such that the Indemnified Party has recovered an amount in excess of his or its Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for the amount of such excess, net of any reasonable expenses incurred by such Indemnified Party in collecting such amount, to the extent such expenses have not been reimbursed by the Indemnifying Party.
     (b) The Indemnifying Party shall not be liable under Section 11.02 for (i) any Damages relating to any matter to the extent that (A) there is included in the Closing Balance Sheet a specific liability or reserve relating to such matter or (B) the Indemnified Party had otherwise been specifically compensated for such matter pursuant to the Purchase Price adjustment under Section 2.05 or (ii) consequential or punitive Damages or Damages for lost profits (other than in connection with a Third Party Claim, Disclosed Litigation Matter or Permit Claim (to the extent such Permit Claim prevents the ordinary business use of any facilities or properties), provided that no punitive Damages shall be available to the Indemnified Party in connection with such Permit Claim).
     Section 11.05. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in full satisfaction of its Damages pursuant to Section 11.02 and the Indemnified Party could have, without incurring any potential material harm to the Business, recovered all or a part of such Damages from a third party (each, a “Potential Contributor”) based on the underlying Claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.
     Section 11.06. Exclusivity. After the Closing, Section 6.04, Section 8.06, Section 11.02 and Section 13.12 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement (other than those contained in Section 2.05) or other claim arising out of this Agreement or the transactions contemplated hereby.

ARTICLE 12
Termination
     Section 12.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written agreement of the Sellers and Buyer;
     (b) by either the Sellers or Buyer if the Closing shall not have been consummated on or before June 1, 2007 (the “End Date”) (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement);
     (c) by Buyer if any of the conditions to Closing set forth in Section 10.02 are incapable of being satisfied on or before the End Date (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or
     (d) by the Sellers if any of the conditions to Closing set forth in Section 10.03 are incapable of being satisfied on or before the End Date (other than through the failure of the Sellers to comply with their obligations under this Agreement) and the Sellers have not waived such condition on or before the Closing Date.
The party desiring to terminate this Agreement pursuant to clauses 12.01(b)- 12.01(d) shall give notice of such termination to the other party.
     Section 12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that if such termination shall result from the willful (i) failure of a party to fulfill a condition to the performance of the obligations of the other parties, (ii) failure to perform a covenant of this Agreement or (iii) breach by a party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Sections 13.03, 13.05, 13.06 and 13.07 shall survive any termination hereof pursuant to Section 12.01.
ARTICLE 13
Miscellaneous
     Section 13.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Buyer, to:
FL Acquisition Corp.
1 Fruit of the Loom Drive
Bowling Green, Kentucky 42102
Attention: Bill Newton
Facsimile No.: (270) 783-0351
     with a copy to:
Munger, Tolles & Olson LLP
355 South Grand Avenue
Los Angeles, California 90071
Attention: Mary Ann Todd
Facsimile No.: (213) 687-3702
     if to any of the Sellers or VF Parent, to:
V.F. Corporation
105 Corporate Center
Greensboro, NC 27408
Attention: General Counsel
Facsimile No.: (336) 424-7696
     with a copy to:
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: Peter R. Douglas
Facsimile No.: (212) 450-3800
or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     Section 13.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 13.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (other than the right to acquire some or all of the equity interests of the French Company, which may be assigned to an Affiliate of Buyer, provided that no such assignment, delegation or other transfer shall relieve Buyer of any of its obligations hereunder or cause to delay the Closing, or increase the expenses incurred by the Sellers in connection with the Closing (provided that any increased expenses for which Sellers are reimbursed by Buyer shall not prevent any such assignment)) without the consent of each other party hereto.
     Section 13.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.
     Section 13.06. Jurisdiction; Service of Process. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware or any Delaware state court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

     (b) Each of the Sellers and Buyer hereby irrevocably designates CSC Trust Company of Delaware (in such capacity, the “process agent”), with an office at 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808 as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this agreement or any other agreement executed in connection with this agreement, and such service shall be deemed complete upon delivery thereof to the process agent, provided that in the case of any such service upon the process agent, the party effecting such service shall also deliver a copy thereof to each of the Sellers and Buyer in the manner provided in Section 13.01 of this agreement. Each of the Sellers and Buyer shall take all such action as may be necessary to continue that appointment in full force and effect or to appoint another agent so that each of the Sellers and Buyer will at all times have an agent for service of process for the above purposes in Wilmington, Delaware. In the event of the transfer of all or substantially all of the assets and business of the process agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the process agent with the same effect as if named herein in place of the corporation trust company. Nothing herein shall affect the right of any party to serve process in any manner permitted by applicable law. Each of the Sellers and Buyer expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of Delaware and of the United States of America.
     Section 13.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 13.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto, the other Buyer Indemnified Parties and other Seller Indemnified Parties (but in the latter two cases solely with respect to the indemnification obligations contained herein), and their respective successors and assigns.
     Section 13.09. Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with respect to their subject matter, and those agreements supersede all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

     Section 13.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 13.11. Disclosure Schedules. The Sellers have set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other section so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by the Sellers of any matter in the Schedules shall not be deemed to constitute an acknowledgment by the Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.
     Section 13.12. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement, the Transition Services Agreement or the Employee Secondment Agreement were not performed in accordance with their terms, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, the Transition Services Agreement or the Employee Secondment Agreement or to enforce specifically the performance of their terms and provisions in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.
     Section 13.13. Parent Guarantee. In consideration of the transactions contemplated by this Agreement, Parent hereby irrevocably and unconditionally guarantees to the Sellers that Parent shall pay, perform or discharge, or cause to be paid, performed or discharged all obligations, liabilities and undertakings of Buyer under this Agreement in the event Buyer shall fail to pay, perform or discharge such obligations, liabilities or undertakings. Without limiting the foregoing, in such event, Parent shall be afforded all of the same rights, protections, limitations and defenses as are afforded to Buyer under this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

FRUIT OF THE LOOM, INC.
By:	/s/ John B. Holland
	Name:	John B. Holland
	Title:	Chief Executive Officer & President

FL ACQUISITION CORP.
By:	/s/ Bill Newton
	Name:	Bill Newton
	Title:	President

V.F. CORPORATION
By:	/s/ Mackey J. McDonald
	Name:	Mackey J. McDonald
	Title:	Chairman of the Board & Chief Executive Officer

LEE BELL, INC.
By:	/s/ Candace S. Cummings
	Name:	Candace S. Cummings
	Title:	President

T.I. VENTURE GROUP, INC.
By:	/s/ Candace S. Cummings
	Name:	Candace S. Cummings
	Title:	President

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